Exhibit 99.1

Immutep Limited

Preliminary final report

APPENDIX 4E

PRELIMINARY FINAL REPORT

1.	Company details

Name of entity:	Immutep Limited
ABN:	90 009 237 889
Reporting period:	Year ended 30 June 2022
Previous corresponding period:	Year ended 30 June 2021

2.	Results for announcement to the market

		FY 2021		FY 2022
Revenue from ordinary activities	Up	Nil	to	170,369
Other income	Up	3,968,133	to	6,587,704
Loss from ordinary activities after tax attributable to the owners of Immutep Limited	Up	(29,902,624)	to	(32,210,826)
Loss for the period attributable to the owners of Immutep Limited	Up	(29,902,624)	to	(32,210,826)

Dividends There were no dividends paid or declared during the current financial period.
Comments The loss of the consolidated entity after providing for income tax amounted to $32,210,826 (30 June 2021: loss of $29,902,624).

Explanation of the above information:

The increase in loss after tax for the financial year ended 30 June 2022 was mainly attributable to the following:

•	an increase in R&D and intellectual property expenses by $14.1m, mainly due to increases of $4.5m in clinical trial costs and $8.3m in manufacturing costs; and

•	corporate expenses increased by $0.9m this year which was mainly attributable to increases in overhead costs and audit fees.

The above increases in loss were offset by an increase in other income from the following:

•

non-cash gains in the fair value movement of financial liabilities—in FY 2022 a gain of $591k in the net change in fair value of warrants was recognized while in FY 2021, the Company incurred a loss of $8.66m in the net change in fair value of warrants. Also, the loss in net change in fair value of convertible notes decreased from $1.17m in FY 2021 to $325k in FY 2022; and

•	gain on foreign exchange of $1.23m in FY 2022 compared to a loss of $507k in FY 2021.

For other details of the current year results, refer to the Review of Operations and Activities.

3.	NTA backing

Net tangible asset backing per ordinary security	Reporting period	Previous corresponding period
	9.6 cents	8.1 cents

Immutep Limited

Preliminary final report

4.	Dividends

Current period

There were no dividends paid or declared during the current financial period.

Previous corresponding period

There were no dividends paid or declared during the previous financial period.

5.	Attachments

Details of attachments (if any):

The annual report for the year ended 30 June 2022 is attached.

6.	Signed

Date: Wednesday, 31 August 2022
Company Secretary

7.	Audit

This report is based on financial statements which have been audited.

ABN 90 009 237 889

Annual Report

2022

TABLE OF CONTENTS

CORPORATE DIRECTORY	1

CHAIRMAN’S LETTER	2

REVIEW OF OPERATIONS AND ACTIVITIES	4

DIRECTORS’ REPORT	10

AUDITOR’S INDEPENDENCE DECLARATION	27

CORPORATE GOVERNANCE STATEMENT	28

FINANCIAL STATEMENTS	29

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	30

CONSOLIDATED BALANCE SHEET	31

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	32

CONSOLIDATED STATEMENT OF CASH FLOWS	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	34

DIRECTORS’ DECLARATION	76

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED	77

SHAREHOLDER INFORMATION	82

CORPORATE DIRECTORY

Directors
	Dr Russell Howard	(Non-Executive Chairman)
	Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)
	Mr Marc Voigt	(Executive Director & Chief Executive Officer)
	Ms Lucy Turnbull, AO	(Non-Executive Director)

Company Secretaries	Ms Deanne Miller
Ms Indira Naidu

Registered office &	Level 33
principal place of business	264 George Street
Australia Square
Sydney NSW 2000
+61 2 8315 7003

Share Registry	Boardroom Pty Ltd
Grosvenor Place
Level 12, 225 George Street
Sydney, NSW 2000
+61 2 9290 9600

Auditor	PricewaterhouseCoopers
One International Towers Sydney, Watermans Quay
Barangaroo, NSW 2000

Banker	National Australia Bank Ltd
Kew Branch
Melbourne, Victoria 3000

Stock exchange listings	Immutep Limited shares are listed on the:
Australian Securities Exchange (ASX code: IMM), and
NASDAQ Global Market (NASDAQ code: IMMP)

Website address	www.immutep.com

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CHAIRMAN’S LETTER

Dear Fellow Shareholder:

I’m delighted to present Immutep’s annual report for the financial year 2022.

Immutep continued to forge its leadership role in the emerging LAG-3 landscape throughout a year that saw increasing attention from industry on this exciting new immune checkpoint. As a global biotech developing immunotherapeutic products for cancer and autoimmune disease, we have more product candidates and programs focused on LAG-3 than any other drug development company and we have retained our status of being the only LAG-3 pure play.

In March 2022 the first LAG-3 product, a Bristol-Myers Squibb (BMS) combination of LAG-3 inhibitor, relatlimab and PD-1 inhibitor, nivolumab (Opdualag®) received approval from the United States Food and Drug Administration for the treatment of melanoma in patients. The approval marked the validation of LAG-3 as the next most promising immune checkpoint, following the success of PD-1 and PD-L1 inhibitors, such as pembrolizumab and avelumab, and the CTLA-4 inhibitor, ipilimumab. The emergence of LAG-3 is all the more significant in light of the recent failure of anti-TIGIT clinical trials in H1 2022.

BMS’s Opdualag® hit the market only a number of weeks ago and has already surprised the industry with $58 million in sales in the three months to June 2022, doubling expectations for first quarter of sales. The combination product is tipped to meet its $4 billion peak sales target across multiple cancer indications.

As a pure-play LAG-3 company, this validation triggered renewed excitement in Immutep’s pipeline of four product candidates. Our lead product candidate, called eftilagimod alpha (efti) has a unique mechanism of action in the growing LAG-3 product landscape. While most LAG-3 products are blocking agents, efti is the only LAG-3 product that activates antigen-presenting cells to drive an adaptive immune response.

The financial year saw considerable progress from Immutep and efti, which is being evaluated as part of combination therapies with chemotherapy and PD-1 and PD-L1 inhibitors. Efti was shown to improve overall survival in key subgroups of breast cancer patients when administered in combination with paclitaxel in the Phase IIb AIPAC study.

Efti is also demonstrating encouraging efficacy through the Phase II TACTI-002 trial which evaluates efti in combination with pembrolizumab in three different cancer indications. In 1st line non-small cell lung cancer (NSCLC) a promising 38.6% of patients are responding to the combination therapy. The data are supportive of continued late-stage clinical development of efti in 1st line NSCLC.

In 2nd line NSCLC interim results are showing an encouraging median overall survival of 9.7 months from the combination therapy. Lastly, in 2nd line head and neck squamous cell carcinoma (HNSCC) there is a response rate of 29.7%, along with favourable duration and depth of responses. Importantly, efti has consistently reported a good safety profile across all its trials to date.

Given the encouraging results we’ve reported across these key trials in metastatic breast cancer and NSCLC, Immutep now has optionality to progress the development of efti in multiple indications. We are carefully reviewing our clinical plans to potentially prioritise one indication as we continue to progress towards commercialization of efti. From the strength of the data already presented, the unmet patient need and the significant market opportunity, the business may prioritise development in 1st line NSCLC. This would be in addition to our ongoing development program in 1st line HNSCC which has FDA Fast Track designation. Ultimately the aim would be for Immutep or its partners to obtain marketing authorisation in multiple indications to fully exploit the potential of efti with its unique mechanism of action.

With our late-stage development pipeline growing, the Company has been actively progressing upscaling of its manufacturing for efti to ensure sufficient volume of the drug is available for a Phase III trial, as well as commercial volumes.

Immutep‘s positive clinical results were reported during a year of macroeconomic uncertainty stemming from supply chain disruptions, the ongoing COVID pandemic, geopolitical tensions and inflation. This broader environment has severely impacted the share prices of most companies in the biotech sector globally, including Immutep’s share price.

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Fortunately, Immutep’s operations have not been significantly impacted by the current macroeconomic landscape. We had enrolled a small number of patients into the TACTI-003 trial at clinical sites in the Ukraine prior to the outbreak of the war and have been able to successfully continue treating most of these patients from alternative locations.

Immutep also continued its collaborations with four major pharmaceutical companies: Novartis, GSK, Merck & Co (MSD) and Merck (Germany) during the year, along with EOC Pharma and LabCorp. The breadth and depth of these partnerships confers strong validation of Immutep’s technology, product candidates and R&D competencies.

We undertook a two-tranche placement and a Share Purchase Plan (SPP) at the end of FY 2021 and were delighted to be supported by multiple new and existing institutional investors from Australia and offshore. The financings raised a total of A$67.2m before transaction costs, with the second tranche and SPP shares being issued following approval by shareholders within the financial year 2022, at an EGM in July 2021.

As well as supporting our ongoing efti trials, the funds raised enable us to significantly expand our clinical development and manufacturing programs and to advance our pre-clinical program in autoimmune disease. Importantly, the financings also extend our cash runway into early calendar year 2024.

I would like to thank our shareholders for their continued support of the Company throughout the year. We are pleased with the encouraging clinical results from efti and are equally excited about what lies ahead for Immutep. Our focus is on cultivating the best late-stage development strategy for efti to deliver value to our shareholders.

We look forward to updating you on our progress over the coming twelve months.

Yours sincerely,

Dr. Russell Howard

Chairman

Immutep Limited

31 August 2022

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REVIEW OF OPERATIONS AND ACTIVITIES

PRINCIPAL ACTIVITIES

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 immunotherapeutic products for cancer and autoimmune disease, with currently more product candidates and programs focused on LAG-3 than any other drug development company. The Company is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies and to partner with leading organisations to bring innovative treatment options to market for patients.

Immutep has four product candidates based on the LAG-3 immune control mechanism in development, all with different mechanisms of action. Its lead in-house product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein, which is in late-stage clinical development for the treatment of cancer. Immutep has a second in-house product candidate (IMP761) which is in pre-clinical development for the treatment of autoimmune disease, and two clinical programs that are fully licensed to major pharmaceutical partners. In addition, there are also ongoing research activities for potential new candidates.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS

As LAG-3 has emerged as the next promising immune checkpoint in immunotherapy for cancer, Immutep’s technologies and clinical results have drawn increasing industry attention. This year, the Company has continued to advance efti through key clinical trials and reported interim and final results throughout the year. Data from its metastatic breast cancer trial (AIPAC) and its metastatic head and neck squamous cell carcinoma (HNSCC) and non-small cell lung cancer (NSCLC) trial (TACTI-002) were selected for presentation at multiple prestigious cancer conferences. All data has been consistently encouraging from an efficacy perspective and importantly, has also supported efti’s good safety profile to date.

This encouraging data from efti in multiple cancer indications has built its value from a patient, industry and shareholder point of view. Furthermore, Immutep now has optionality to prioritise advancing efti into late-stage clinical trials in breast cancer and NSCLC. This is in addition to Immutep’s later-stage trial in HNSCC that is currently recruiting patients (TACTI-003).

With the support of new and existing shareholders, Immutep completed two financings during the financial year related to the completion of a two-tranche placement and share purchase plan (SPP) that was initiated in June 2021. The Company raised in total A$67.2m before transaction costs, of which A$53.4m was completed in July 2021.The second tranche and SPP shares were issued following approval by shareholders at an EGM in July 2021. The placement was supported by high-quality institutional investors in Australia and offshore.

The funds are supporting Immutep’s ongoing and planned immuno-oncology clinical development programs, its pre-clinical program in autoimmune disease and for general working capital purposes. The financings have significantly improved Immutep’s financial flexibility and extended its cash runway into the early calendar year 2024.

Clinical Trials with Eftilagimod Alpha

AIPAC Trials – Late-Stage Development in Metastatic Breast Cancer

Immutep’s Phase IIb AIPAC trial evaluated efti in combination with paclitaxel, a standard of care chemotherapy, as a chemo-immunotherapy combination. The trial was a randomised, double blinded, placebo-controlled clinical study in 227 HR+/HER2- metastatic breast cancer patients and was conducted across more than 30 clinical sites in Germany, UK, France, Hungary, Belgium, Poland, and the Netherlands. The combination therapy aims to boost the body’s immune response against tumour cells compared to chemotherapy plus placebo.

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In November 2021, Immutep reported positive final Overall Survival (OS) data from AIPAC at the Society for Immunotherapy of Cancer (SITC) Annual Meeting 2021. The trial reported very encouraging OS data, including a statistically significant and clinically meaningful benefit in three prespecified subgroups representing most patients. A survival benefit of +7.5 months was observed in patients < 65 years, reflecting a > 50% improvement compared to the control group. A +19.6 months survival benefit was seen in patients with low monocytes, a benefit of > 150% compared to the control group. Lastly, a survival benefit of +4.2 months was reported in luminal B patients, reflecting a > 33% benefit compared to the control group.

The Company later reported biomarker and multivariate analysis data and insights from the trial at ESMO’s Breast Cancer Congress in May 2022. The analysis showed a statistically significant increase in innate and adaptive immune response biomarkers (monocyte and CD8+ T cell counts and serum CXCL10 levels) and absolute lymphocyte count (ALC) was observed in the efti group, but not in the placebo group. These improved immune parameters correlated with improved OS of the patients, confirming efti is activating the immune system and helping patients live longer. In addition, an observed early rise in ALC in patients treated with efti may provide clinicians with a potential predictor of improved survival, helping them to determine early on if continued treatment with efti is beneficial. The exploratory analysis also identified six patient subgroups that showed improvements in OS. These subgroups are relevant for patient population selection for future late-stage studies in breast cancer.

The positive results from AIPAC are supportive of further development of efti in metastatic breast cancer. However, given the encouraging results Immutep is also seeing from efti in 1st line NSCLC from TACTI-002 (see below), the Company is reviewing its clinical plans for metastatic breast cancer and NSCLC to potentially prioritise one indication.

In the meantime, Immutep is continuing its regulatory interactions for the development program for efti in metastatic breast cancer. This includes dialogue with the US Food and Drug Administration (FDA) and European Medicines Agency (EMA), following feedback from the EMA regarding the efti program received in October 2021 and the FDA in March 2022.

TACTI-003—Phase IIb – Late-Stage Trial with Fast Track Designation

TACTI-003 is Immutep’s multi-centre, open label, randomised Phase IIb clinical study evaluating efti in combination with KEYTRUDA® (pembrolizumab) in up to 154 patients with 1st line recurrent or metastatic HNSCC. The trial was instigated due to the robust data reported from TACTI-002 in 2nd line HNSCC but is being conducted in the more commercially relevant 1st line setting in TACTI-003.

TACTI-003 was awarded Fast Track designation from the United States Food and Drug Administration (US FDA) and will take place across Australia, Europe, and the United States in up to 35 clinical sites. It is being conducted under the terms of a second clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada).

Patient enrollment has been ongoing during the financial year and has already surpassed the 25% recruitment mark across the 25 trial sites that are now activated.

TACTI-002 (also designated KEYNOTE-798)—Phase II

TACTI-002 is Immutep’s Phase II clinical study evaluating efti in combination with KEYTRUDA® (pembrolizumab) in 189 patients with NSCLC in 1st and 2nd line (Parts A and B, respectively) and 2nd line HNSCC (Part C). The study is taking place at approximately 20 clinical sites in Australia, Europe and the United States. It is being conducted in collaboration with MSD and is called KEYNOTE-798 by MSD.

Recruitment was completed for all cohorts of the TACTI-002 trial in FY 2022. In addition, encouraging efficacy results were reported at prestigious cancer conferences throughout the financial year for each Part of the trial, along with a consistently good safety profile for efti which continues to be well tolerated.

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Part A – 1st line NSCLC – Immutep reported that TACTI-002 met its primary objective for 1st line NSCLC patients in this PD-L1 all-comer trial via a prestigious Oral Presentation at the American Society of Clinical Oncology’s (ASCO) 2022 Annual Meeting in June 2022. This Part of the trial showed an Overall Response Rate (ORR) of 38.6% to therapy with efti plus pembrolizumab. Encouraging responses were demonstrated in all PD-L1 status groups, including patients who were PD-L1 negative or PD-L1 low, and less likely to respond to anti-PD-1 monotherapy. Immutep also reported improving secondary endpoints, Disease Control Rate (DCR) and interim median Progression Free Survival (PFS), across all PD-L1 expression levels. The data are supportive of late-stage clinical development of efti in 1st line NSCLC.

Part B – 2nd line NSCLC - New interim data from patients with 2nd line metastatic NSCLC was reported in a poster presentation at ESMO’s European Lung Cancer Congress in March 2022, with further updated interim data presented post financial year in August 2022 at the IASLC 2022 World Conference on Lung Cancer (WCLC). At WCLC 2022, the Company reported patients with 2nd line NSCLC had a median OS of 9.7 months from therapy with efti in combination with pembrolizumab. In addition, 25% were progression free at 6 months and 36.5% were alive at 18 months.

Part C – 2nd line HNSCC – Immutep reported interim data from 2nd line HNSCC patients at the SITC 2021 conference in November 2021. The results demonstrated encouraging antitumor activity. An ORR of 29.7% was reported in patients receiving the combination therapy of efti and pembrolizumab. In addition, a favourable duration and depth of responses were observed, with five Complete Responses and a minimum duration of response extended to more than 9 months across all responding patients. The responses continue to be reported in both high and low PD-L1 expressors.

Institute of Clinical Cancer Research (IKF) INSIGHT Clinical Trial Platform

INSIGHT is an investigator-initiated Phase I clinical trial platform investigating efti in different combination treatments. INSIGHT consists of 5 different arms from strata A to E, with active arms outlined below. The trial is being conducted by the Institute of Clinical Cancer Research (IKF) at Northwest Hospital, Frankfurt, Germany.

INSIGHT-003 (Stratum C)—first triple combination therapy study with efti

INSIGHT-003 is a Phase I study of efti in up to 20 patients with various solid tumours, focusing on NSCLC adenocarcinomas. It is the first time efti will be evaluated as part of a triple combination therapy consisting of efti and an approved standard of care combination of chemotherapy (carboplatin, pemetrexed) and an anti-PD-1 therapy. More than half of a total of 20 patients have been enrolled into the INSIGHT-003 trial and interim results are expected to be reported in late calendar year 2022.

INSIGHT-005 (Stratum E)—in collaboration with Merck KGaA

INSIGHT-005 is intended to evaluate efti in combination with bintrafusp alfa, an investigational bifunctional fusion protein immunotherapy, in 12 patients with solid tumours under Immutep’s collaboration and supply agreement with Merck KGaA, Darmstadt, Germany. However, in the light of the suboptimal results from Merck KGaA’s bintrafusp alpha in other studies, the INSIGHT-005 study is under review and may not proceed.

EOC Pharma - Phase II (China)

EOC Pharma (EOC) is Immutep’s partner and licensee for efti in Greater China. EOC has the exclusive development and commercialisation rights of efti in China, Hong Kong, Macau and Taiwan. These rights are retained by Immutep in all other territories.

EOC is advancing plans for its expanded clinical trial pipeline for efti (designated EOC202 in China). In addition to EOC’s planned Phase II clinical trial evaluating efti in combination with chemotherapy in metastatic breast cancer patients in China, it is also planning a study of efti in combination with an anti-PD-1 therapy. Both trials will be fully funded by EOC, which has previously completed a Phase I bridging study in Mainland China.

CYTLIMIC - Phase I

CYTLIMIC (an affiliate of NEC) is Immutep’s Japanese collaboration partner for efti. CYTLIMIC has been conducting studies of CYT001, its lead cancer vaccine which comprises peptides designed using artificial intelligence from the HSP70 and GPC-3 proteins, plus two adjuvants, efti and Hiltonol.

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Immutep signed clinical collaboration, service and supply agreements with the Japanese biotech in 2019 to support the development of the therapeutic cancer vaccine. However, based on a comprehensive business evaluation, CYTLIMIC has determined to dissolve the company and accordingly, to transfer its own patents and licensing rights to NEC. Investigations into CYT001 will not be continuing whilst NEC assesses the future of this cancer vaccine program.

EAT COVID - Phase II

EAT COVID was an investigator-initiated Phase II clinical trial being conducted in the Czech Republic by the University Hospital Pilsen, which is the sponsor of the trial and has full control and responsibility for running and funding it. The study was due to evaluate efti in up to 110 hospitalised patients with COVID-19; however, recruitment into the trial has been slow. Accordingly, Immutep has decided to discontinue the supply of efti for this trial and to terminate the collaboration with the University Hospital Pilsen. Immutep incurred minimal costs for this investigator-initiated trial.

Eftilagimod Alpha Manufacturing

Throughout the financial year, Immutep and its manufacturing partner WuXi Biologics have been scaling up efti’s GMP manufacturing from 200L to 2,000L capacity bioreactors for potential commercial manufacturing and registration. The program is on track.

Preclinical Research & Development

IMP761

IMP761 is Immutep’s immunosuppressive agonist antibody to LAG-3 which aims to treat the causes of autoimmune disease, such as inflammatory bowel disease, rheumatoid arthritis, and multiple sclerosis, rather than just treating the symptoms. During the financial year, Immutep signed a Manufacturing Service Agreement with Northway Biotech, an end-to-end biopharmaceutical contract development and manufacturing organisation, to manufacture IMP761 ahead of clinical testing. Cell line development has been completed and GMP manufacturing at the 200L scale is ongoing.

Licensed Programs

Novartis - Ieramilimab

Novartis is Immutep’s partner for the development of ieramilimab (Novartis code: LAG525), a humanised LAG-3 antagonist antibody derived from Immutep’s IMP701 antibody. Novartis continues to evaluate ieramilimab in clinical trials in multiple cancer indications in combination with its PD-1 inhibitor, spartalizumab.

Novartis presented two posters at the ESMO Congress in September 2021. One poster included data from its PLATForM Phase II study of novel spartalizumab combinations in melanoma, concluding patients with LAG-3+ melanoma may be more likely to respond to spartalizumab + ieramilimab (LAG525) treatment. Novartis also presented data from its Phase II, open-label, 3-arm study, in patients with advanced triple-negative breast cancer regardless of PD-L1 status progressing after adjuvant or one prior line of systemic therapy for metastatic disease, but who had not received an immune checkpoint inhibitor. Patients were randomised 1:1:1 to LAG525 + spartalizumab, LAG525 + spartalizumab + carboplatin, or LAG525 + carboplatin. As no arms of the study met the proof of preliminary efficacy criteria, no further investigation is planned for this study.

GlaxoSmithKline (GSK) - IMP731

GSK is Immutep’s partner for GSK2831781, a LAG-3 depleting antibody derived from Immutep’s IMP731 antibody. Immutep’s exclusive license with GSK remains in place for GSK2831781, while GSK determines its next steps for the GSK2831781 development program.

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LabCorp

Immutep is collaborating with US-based Laboratory Corporation of America Holdings, known as LabCorp (NYSE: LH) to support LabCorp’s development of immuno-oncology products or services. Immutep was selected by LabCorp for its in-depth LAG-3 expertise and knowledge. Immutep has received US$145,000 in fees from LabCorp and may be eligible to receive further revenues from commercial milestones under its Licence and Collaboration Agreement with LabCorp as the collaboration progresses.

Intellectual Property

Immutep continues to build its patent portfolio to protect its technologies and has successfully obtained 9 new patents for eftilagimod alpha (efti), ieramilimab (LAG525) and IMP761 during the financial year.

Eftilagimod Alpha

Immutep was granted two new patents by the Chinese Patent Office for efti during the financial year. Both relate to combined therapeutic preparations comprising efti and either a PD-1 pathway inhibitor or a chemotherapy agent. Immutep was also granted a new Australian patent protecting its intellectual property for therapeutic preparations comprising efti and a PD-1 pathway inhibitor.

These new patents in China and Australia follow the grant of corresponding patents in other key global markets announced previously.

Ieramilimab

Immutep and its partner Novartis were granted five new patents relating to the protection of ieramilimab (LAG525), a humanised LAG-3 antagonist antibody derived from Immutep’s IMP701 antibody. The patents were granted by the Eurasian, Japanese, Chinese, Indian and Malaysian patent offices.

IMP761

Immutep was also granted a new patent for its preclinical autoimmune candidate, IMP761, by the Russian Federal Service for Intellectual Property, known as Rospatent. The patent protects IMP761 and related methods of use in inflammatory and autoimmune disease for the territory of the Russian Federation.

Financial Performance

Licensing revenue was A$170K in FY 2022 compared with A$nil in FY 2021.

In FY 2022, Immutep recognised A$1.19 million of grant income from the Australian Federal Government’s R&D tax incentive program, which was provided mainly in respect of expenditure incurred on eligible research and development activities conducted in FY 2022 for the TACTI-002 and TACTI-003 trials.

The Company’s French subsidiary received A$3.42 million of grant income from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted in calendar year 2020 and recognized accrual of grant income of A$3.26 million for FY 2022.

Interest income increased from A$105K in FY 2021 to A$225K in FY 2022. The increase was mainly due to the increase in cash. Total revenue and other income increased from A$3.97 million in FY 2021 to A$6.76 million in FY 2022.

Research and development and intellectual property expenses increased from A$17.24 million in FY 2021 to A$31.34 million in FY 2022. The increase is mainly attributable to increases of A$4.5 million in clinical trial costs and A$8.3 million relates to manufacturing costs.

Whilst clinical trial costs related to AIPAC declined given the trial has completed, costs related to TACTI-002 rose with the expansion which included an additional 74 patients in 1st line NSCLC. Clinical trial costs related to TACTI-003 also increased significantly in FY 2022 due to the commencement of the clinical trial.

Corporate administrative expenses for FY 2022 were A$7.21 million compared to A$6.28 million for FY 2021.

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The loss after tax for FY 2022 of A$32,210,826 was higher compared to A$29,902,624 for FY 2021. This increase was mainly attributable to increase in clinical trial costs and manufacturing activities undertaken during the financial year.

In FY 2022, the Company recognized a non-cash gain of A$591K from the net change in fair value of warrants, whilst in FY 2021 a loss of A$8.66 million in the net change in fair value of warrants was recognized.

Outlook

Over the financial year, the LAG-3 immunotherapy space saw major advancements, particularly the announcement of Phase III data in 1st line melanoma (RELATIVITY-047) by Bristol Myers Squibb which provided significant validation of the LAG-3—MHC class II immune control mechanism. Subsequently FDA approved the drug in March 2022. Besides PD-1 and CTLA-4, LAG-3 is now considered to be the third major immune checkpoint.

Against this exciting backdrop, efti is being advanced in many different trials, across multiple different cancer settings with remarkable results. Immutep has the support of its large pharma collaboration partners for much of this work, including MSD, and Merck Germany. These studies will generate further value creating data in the new financial year, potentially de-risking efti and supporting Immutep’s business development efforts.

With planning underway for a late-stage development, we have already made encouraging progress during the 2022 financial year. The Company is progressing the manufacturing scale up steps to reach commercial quantities of efti and expects to provide further updates on regulatory engagements with the competent authorities throughout the year. Finally, Immutep’s financial position continues to be very strong, providing the Company with the financial means to continue to play a key role in the rapidly emerging and exciting LAG-3 space.

On behalf of the Board and management team of Immutep, we thank you for your continued support and look forward to updating you with more data results in the months ahead.

Sincerely,

Mr Marc Voigt

CEO and Executive Director

Immutep Limited

31 August 2022

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DIRECTORS’ REPORT

The directors present their report on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘Group’) consisting of Immutep Limited (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2022.

Directors

The following persons were directors of Immutep Limited during the whole of the financial year and up to the date of this report unless otherwise stated:

Dr Russell Howard (Non- Executive Chairman)

Mr Pete Meyers (Non-Executive Director & Deputy Chairman)

Mr Marc Voigt (Executive Director & Chief Executive Officer)

Mr Grant Chamberlain (Non-Executive Director) cessation due to his death on 28 January 2022

Ms Lucy Turnbull, AO (Non-Executive Director) appointed on 25 February 2022

Principal activities

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organisations to bring innovative treatment options to market for patients.

Its lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, which is in clinical development for the treatment of cancer. Immutep has two other clinical candidates (IMP701 and IMP731) that are fully licensed to major pharmaceutical partners, and a fourth candidate (IMP761) which is in pre-clinical development for autoimmune disease. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Dividends

There were no dividends paid or declared during the current or previous financial year.

Review of operations

The loss after tax for the consolidated entity amounted to $32,210,826 (30 June 2021: loss after tax of $29,902,624). The basic earnings per share for financial year 2022 is loss of 3.79 cents per share (30 Jun 2021: loss of 5.03 cents per share).

Immutep’s operations continued with limited disruption as a result of the COVID-19 pandemic, with the Group focusing on protecting the health of patients recruited into its clinical trials and its employees.

The Group is continuously monitoring the impact of COVID-19 on its operations and on the carrying value of certain assets. The Group has worked closely with the regulators and clinical trial sites and implemented measures to safeguard our patients and employees. The Group developed a comprehensive response strategy including establishing cross-functional response teams and implementing business continuity plans to manage the impact of the pandemic on our employees, patients, and our business. The Group managed to address these challenges without a material impact on its clinical program and financial performance for the year.

Patient recruitment was already well underway for the TACTI-002 and finished for INSIGHT-004 in April 2020 and the Group’s largest trial, AIPAC, was fully recruited when the COVID-19 pandemic was declared. However, the extent to which the COVID-19 pandemic may impact the Group’s business moving forward will depend on future developments which are highly uncertain and cannot be predicted at this time. The Group will continue to assess the impact on every level. Further detail is contained in the Review of Operations and Activities on page 4.

Significant changes in the state of affairs

With the support of new and existing shareholders, Immutep completed two financings during the financial year related to the completion of a two-tranche placement and share purchase plan (SPP) that was initiated in June 2021. The Company raised in total A$67.2m before transaction costs, of which A$53.4m was completed in July 2021.The second tranche and SPP shares were issued following approval by shareholders at an EGM in July 2021. The placement was supported by high-quality institutional investors in Australia and offshore.

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DIRECTORS’ REPORT (CONTINUED)

The proceeds from the capital raisings will drive development of Immutep’s immuno-oncology and autoimmune programs including its lead product candidate, eftilagimod alpha. The capital raisings during the financial year have strengthened the Group’s balance sheet ahead of several key clinical data value inflection points, thus extending the Group’s cash reach to early calendar year 2024.

There were no other significant changes in the state of affairs of the Group during the financial year.

Matters subsequent to the end of the financial year

No matter or circumstance has arisen since 30 June 2022, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

Likely developments and expected results of operations

Information on likely developments in the operations of the consolidated entity are included in the Review of Operations and Activities on page 4. Information on the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

Immutep’s activities in respect of the conduct of preclinical and clinical trials and the manufacturing of drugs are undertaken in accordance with applicable environment and human safety regulations in each of the jurisdictions in which the Company has operations. The Company is not aware of any matter that requires disclosure with respect to any significant regulations in respect of its operating activities and believes that there have been no issues of non-compliance during the period.

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

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DIRECTORS’ REPORT (CONTINUED)

Information on directors

Dr Russell Howard	—	Non-Executive Chairman

Qualifications	—	PhD

Experience and expertise	—	Dr. Russell Howard is an Australian scientist, executive manager, and entrepreneur. He was a pioneer in molecular parasitology and commercialisation of “DNA Shuffling”. He is an inventor of 9 patents and has over 140 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome, as Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products over 12 years of his tenure as CEO. After leaving Maxygen in 2008, he started the Cleantech company Oakbio Inc (dba NovoNutrients) and remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd.

Date of appointment	—	Appointed as Non-Executive Director on 8 May 2013 and appointed as Non-Executive Chairman on 17 November 2017

Other current directorships	—	None

Former directorships (in the last 3 years)	—	None

Special responsibilities	—	Chair of Remuneration Committee and Member of Audit and Risk Committee

Mr Pete Meyers	—	Non-Executive Director and Deputy Chairman

Qualifications	—	BS, MBA

Experience and expertise	—	Pete Meyers is the Chief Financial Officer of Slayback Pharma LLC. Prior to joining Slayback, Mr. Meyers served in Chief Financial Officer roles at Eagle Pharmaceuticals, Inc., Motif BioSciences Inc. and TetraLogic Pharmaceuticals Corporation. Prior to his role at TetraLogic, Mr. Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read &Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. Mr. Meyers is the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc., and serves on the Board of Directors of East End Hospice, Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.

Date of appointment	—	Appointed as Non-Executive Director on 12 February 2014 and appointed as Non-Executive Deputy Chairman on 17 November 2017

Other current directorships	—	None

Former directorships (in the last 3 years)	—	None

Special responsibilities	—	Chairman of the Audit & Risk Committee, Member of the Remuneration Committee

Ms Lucy Turnbull, AO	—	Non-Executive Director

Qualifications	—	LLB University of Sydney, MBA AGSM

Experience and expertise	—	Ms Turnbull is a distinguished Australian businesswoman, philanthropist and former local government politician. With a background in commercial law and investment banking, she was the first female Lord Mayor of the City of Sydney from 2003 to 2004 and has served on the boards of the NSW Cancer Institute, the Sydney Children’s Hospital Foundation, the Sydney Cancer Centre and the Sydney Festival. In 2011, Ms Turnbull was appointed an Officer of the Order of Australia for her service to the community, local government and business, including through her philanthropic contributions and fundraising for a range of medical, social welfare, educational, youth and cultural organisations. From 2015 to 2020 she served as the inaugural Chief Commissioner of the Greater Sydney Commission, a NSW state government body focused on delivering strategic planning for the whole of metropolitan Sydney. Ms Turnbull rejoined Immutep’s Board in February 2022, having previously served as its Chairman from October 2010 to November 2017, stepping down from the role only due to her elevated professional and personal commitments at the time.

Date of appointment	—	25 February 2022

Other current directorships	—	None

Former directorships (in the last 3 years)	—	None

Special responsibilities	—	Member of Remuneration Committee and Member of Audit and Risk Committee

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DIRECTORS’ REPORT (CONTINUED)

Mr Marc Voigt	—	Executive Director & Chief Executive Officer (CEO)

Qualifications	—	MBA

Experience and expertise	—	Marc has more than 21 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Immutep ’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up initiative.

Date of appointment	—	9 July 2014

Other current directorships	—	None

Former directorships (in the last 3 years)	—	None

Special responsibilities	—	None

Mr Grant Chamberlain	—	Non-Executive Director

Qualifications	—	LLB (Hons), BCom

Experience and expertise	—	Mr Chamberlain was a partner of One Ventures, one of Australia’s leading venture capital firms. Prior to joining OneVentures in 2017 Mr. Chamberlain was Head of Mergers & Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch. Prior to joining Bank of America Merrill Lynch in 2013, Mr Chamberlain held senior positions at Nomura Australia and Deutsche Bank. He had over 20 years’ experience in investment banking and advised on many of the largest mergers and acquisitions transactions in Australia during that time. He begun his career as a corporate lawyer at Freehill Hollingdale & Page. Mr Chamberlain earned a Bachelor of Laws with Honors and a Bachelor of Commerce from the University of Melbourne.

Date of appointment	—	21 August 2017

Date of cessation due to death	—	28 January 2022

Other current directorships	—	None

Former directorships (in the last 3 years)	—	None

Special responsibilities	—	Member of the Audit and Risk Committee and Remuneration Committee

‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

‘Former directorships (in the last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

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DIRECTORS’ REPORT (CONTINUED)

Meetings of directors

The number of meetings of the Company’s Board of Directors and of each board committee held during the year ended 30 June 2022, and the number of meetings attended by each director were:

	Full Board		Remuneration Committee		Audit and Risk Committee
	Attended	Held	Attended	Held	Attended	Held
Ms Lucy Turnbull, AO	3	3	1	1	—	—
Dr Russell Howard	5	5	1	1	2	2
Mr Pete Meyers	5	5	1	1	2	2
Mr Marc Voigt	5	5	—	—	—	—
Mr Grant Chamberlain	2	2	—	—	2	2

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Management directory

Ms Deanne Miller,

Chief Operating Officer, General Counsel & Company Secretary

Ms Miller has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined the Company as General Counsel and Company Secretary in October 2012 and was promoted to the role of Chief Operating Officer in November 2016. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

Dr Frédéric Triebel,

Chief Scientific Officer & Chief Medical Officer

Frédéric Triebel, MD Ph.D., was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep S.A., he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer centre in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996.

First trained as a clinical haematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

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DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (AUDITED)

The Directors are pleased to present the 2022 remuneration report which sets out remuneration information for Immutep Limited’s Non-Executive Directors, Executive Directors, and key management personnel.

Directors and key management personnel disclosed in this report

Name	Position

Dr Russell Howard	Non – Executive Chairman

Mr Pete Meyers	Non – Executive Director and Deputy Chairman

Mr Marc Voigt	Executive Director & Chief Executive Officer

Mr Grant Chamberlain	Non- Executive Director

Ms Lucy Turnbull, AO	Non- Executive Director

Key management personnel

Ms Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Dr Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

The remuneration report is set out under the following main headings:

A    Principles used to determine the nature and amount of remuneration

B    Details of remuneration

C    Service agreements

D    Share-based compensation

A. Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors and Officers of the Company is determined by the Remuneration Committee.

Remuneration Governance

The Remuneration Committee is a committee of the board. It is primarily responsible for making recommendations to the board on:

•	non-Executive Director fees

•	remuneration levels of executive directors and other key management personnel

•	the over-arching executive remuneration framework and operation of the incentive plan, and

•	key performance indicators (KPI) and performance hurdles for the executive team.

Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the Company.

The Corporate Governance Statement provides further information on the role of this committee.

Non-Executive Directors’ fees

Non-executive directors’ remuneration are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 per annum and was approved by shareholders at the annual general meeting on 26 November 2010.

The remuneration paid to each director is inclusive of committee fees. No retirement benefits are payable other than statutory superannuation, if applicable.

The 4th edition of the Corporate Governance Principles and Recommendations released by the ASX Corporate Governance Council (Council) specifies that it is generally acceptable for non-executive directors to receive securities as part of their remuneration to align their interest with the interests of other security holders, however non-executive directors should not receive performance-based remuneration as it may lead to bias in their decision making and compromise their objectivity. Accordingly, as a means of attracting and retaining talented individuals, given the fiscal constraints of a development stage company, the Board has chosen to grant equity in the form of performance rights which vest based only on meeting continuous service conditions. Non-Executive Directors do not receive performance-based bonuses and prior shareholder approval is required to participate in any issue of equity.

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DIRECTORS’ REPORT (CONTINUED)

A. Principles used to determine the nature and amount of remuneration (continued)

Executive remuneration policy and framework

In determining executive remuneration, the board aims to ensure that remuneration practices are:

•	competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international marketplaces,

•	aligned to the Company’s strategic and business objectives and the creation of shareholder value, transparent, and

•	acceptable to shareholders.

The executive remuneration framework has three components:

•	base pay and benefits, including superannuation, social security payments and health insurance

•	short-term performance incentives, and

•	long-term incentives through participation in employee option plans and the grant of performance rights.

Executive remuneration mix

In accordance with the Company’s objective to ensure that executive remuneration is aligned to Company performance, a portion of the executives’ target pay is “at risk”.

Base pay and benefits

Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion. Executives are offered a competitive base pay that comprises the fixed component of pay and rewards.

Independent remuneration information is obtained from sources such as independent salary surveys to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market.

In order to obtain the experience required to achieve the Company’s goals, it has been necessary to recruit management from the international marketplace. Accordingly, executive pay is also viewed in light of the market from which our executives are recruited in order to be competitive with the relevant market.

An executive’s pay is also reviewed on promotion. There are no guaranteed base pay increases included in any executives’ contracts. Superannuation benefits are paid on behalf of Australian based executives.

At this stage of the Company’s development, shareholder return is enhanced by the achievement of milestones in the development of the Company’s products. The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a long-term objective of developing and commercialising the research & development results. At senior management level, performance pay is partly determined by achieving successful capital raising milestones to support its clinical programs and the achievement of clinical milestones and business development activities in a manner that aligns the executive’s performance pay with value creation for shareholders.

The Company envisages its earnings will remain negative whilst the Company continues in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector.

Short-term incentives

Executives have the opportunity to earn an annual short-term incentive (STI) depending on their accountabilities and impact on the organisation. STIs may be awarded at the end of a performance review cycle for meeting group and individual milestone achievements that align to the Company’s strategic and business objectives at the discretion of the board.

The remuneration committee is responsible for determining the amount of STI to be awarded. To assist in this assessment, the committee receives reports on performance from management. The committee has the discretion to adjust short-term incentives downwards in light of unexpected or unintended circumstances.

In the current pre-commercialisation stage of the Company’s development, it is the Board’s preference to issue non-cash STIs except in unusual circumstances.

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DIRECTORS’ REPORT (CONTINUED)

A. Principles used to determine the nature and amount of remuneration (continued)

Non-cash STIs are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2021 Annual General Meeting. In light of our global operations the Board adopted the Company’s incentive arrangements to ensure that it continues to retain and motivate key executives in a manner that is aligned with shareholders’ interests. The Company’s ‘umbrella’ EIP was adopted to allow eligible executives to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, France, Germany, and Australia.

Long-term incentives

Long-term incentives (LTI) are also provided to certain employees via the EIP. The LTI is intended to:

•	reward high performance and to encourage a high-performance culture

•	align the interest of executives and senior management with those of the company and shareholders

•	provide the company with the means to compete for talented staff by offering remuneration that includes an equity-based component, like many of its competitors

•	assist with the attraction and retention of key personnel.

Executives and senior managers eligible to participate in the LTI are considered by the Board to be in roles that have the opportunity to significantly influence long-term shareholder value.

The Company may issue eligible participants with performance rights which entitle the holder to subscribe for or be transferred one fully paid ordinary share of the Company for no consideration. Equity-settled performance rights carry no dividend or voting rights.

The performance rights are issued to executive directors and employees for no consideration and are subject to the continuing employment and lapse upon resignation, redundancy or termination, or failure to achieve the specified performance vesting condition. The performance rights will immediately vest and become exercisable if in the Board’s opinion a vesting event occurs (as defined in the plan rules) such as a takeover bid or winding up of the Company. If the performance rights vest and are exercised, the employee receives ordinary shares in the Company for no consideration.

Voting and comments made at the Company’s 2021 Annual General Meeting

At the Company’s 2021 AGM 99.55% “yes” votes were cast in favour on the poll for the resolution on its remuneration report for the 2021 financial year. The Company addressed specific feedback at the AGM or throughout the year on its remuneration practices.

B. Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing, and controlling the major activities of the consolidated entity) are set out in the following tables.

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DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

30-Jun-22	Short-term Benefits					Post- Employment	Long- term	Share-based Payments				Total
						Benefits	Benefits
	Salary and fees		Cash bonus	Non Monetary		Superannuation/Retirement benefits	Long service leave	Executive Performance Rights		Non-executive Performance Rights
	$		$	$		$	$	$		$		$
Dr R Howard	82,192		—	—		8,219	—	—		95,191	[1]	185,602
Mr P Meyers	—		—	—		—	—	—		102,219	[2]	102,219
Mr G Chamberlain	—		—	—		—	—	—		72,470	[3]	72,470
Ms Lucy Turnbull	14,155		—	—		1,415	—	—		40,354	[4]	55,924
Mr M Voigt	427,989	**	84,472	24,125	#	—	—	406,710	[5]	—		943,296
Other Key Management Personnel
Dr F Triebel	264,212	*	19,410	122,021	#	5,856	—	232,716	[6]	—		644,215
Ms D Miller	242,550	***	60,000	—		32,121	13,091	161,097	[6]	—		508,859

	1,031,098		163,882	146,146		47,611	13,091	800,523		310,234		2,512,585

*	The cash salary for Dr Triebel remains the same as FY 2021. The variances are from the foreign currency translation.
**	The cash salary for Mr Voigt increased by EUR13.1k p.a. effective July 2021.
***	The cash salary for Ms Miller increased by AUD11.5k p.a. effective July 2021.
#

Non-monetary benefits include compulsory employer funded social security contributions ($24,125 for Mr M Voigt and $122,021 for Dr F Triebel) which are paid directly by the Company to Government authorities in line with French and German regulations.

[1]

Dr Russell Howard was issued 1,000,000 performance rights to vest over 4 tranches in accordance with shareholder approval received at the AGM on 16 November 2018. The 1,000,000 performance rights were granted in lieu of additional cash fees. As indicated in the 2018 AGM notice of meeting, the total number of performance rights proposed by the Company was calculated based on 4 years of director’s fees at $60,000 p.a. divided by $0.24 (being the 5 day VWAP up to and including 15 December 2017). However, the fair value of Dr Howard’s performance rights for the purposes of this financial report reflects the prevailing share price as at the date of shareholder approval. The first tranche of 250,000 performance rights vested on 1 December 2018 (being for continued service from 18 November 2017 to 17 November 2018). The second tranche of 250,000 performance rights vested on 1 December 2019 (being for continued service from 18 November 2018 to 17 November 2019). The third tranche of 250,000 performance rights vested on 1 December 2020 (being for continued service from 18 November 2019 to 17 November 2020). The final 250,000 rights vested on 1 December 2021 (being continued service from 18 November 2020 to 17 November 2021).

On 1 December 2021, Dr Russell Howard was issued 339,621 performance rights to vest over 3 tranches in lieu of additional cash fees, in accordance with shareholder approval received at the AGM on 26 November 2021. As indicated in the 2021 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $60,000 p.a. divided by $0.53 (being the 5-day VWAP up to and including 21 September 2021). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 113,207 performance rights will vest on 1 December 2022 (being for service from 1 December 2021 to 30 November 2022). The second tranche of 113,207 performance rights will vest on 1 December 2023 (being for service from 1 December 2022 to 30 November 2023). The third tranche of 113,207 performance rights will vest on 1 December 2024 (being for service from 1 December 2023 to 30 November 2024).

[2]

On 2 December 2019, Mr Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 1 November 2019. As indicated in the 2019 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.21 (being the closing share price on 14 August 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 500,000 performance rights vested on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021). The second tranche of 500,000 performance rights due to vest on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022). The third tranche of 500,000 performance rights due to vest 1 October 2023 (being for service from 1 October 2022 to 30 September 2023).

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DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

[3]

On 6 November 2020, Mr Grant Chamberlain was issued 1,350,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 27 October 2020. As indicated in the 2020 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $90,000 p.a. divided by $0.20 (being the closing share price on 18 August 2020). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 450,000 performance rights vested on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021). The second tranche of 450,000 performance rights that were due to vest on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022) was gifted to Grant’s estate following his death on 28 January 2022 as approved by the Board of Directors and have been recognised to be fully vested as at 30 June 2022. The third tranche of 450,000 performance rights (being for service from 1 October 2022 to 30 September 2023) have been cancelled.

[4]

Ms Lucy Turnbull will be issued 457,832 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, subject to shareholder approval at the 2022 AGM. As indicated in the Appendix 3X released to ASX on the date of Ms Turnbull’s appointment on 25 February 2022, the number of performance rights was calculated based on 3.76 years of directors’ fees at $45,000 p.a. divided by $0.37(being the 5-day VWAP up to and including 18 February 2022). However, the future fair value of the performance rights will be revised to reflect the actual prevailing share price as at the date of shareholder approval. The first tranche of 92,966 performance rights will vest on 1 December 2022 (in recognition of service from 25 February 2022 to 30 November 2022). The second tranche of 121,622 performance rights will vest on 1 December 2023 (in recognition of service from 1 December 2022 to 30 November 2023). The third tranche of 121,622 performance rights will vest on 1 December 2024 (in recognition of service from 1 December 2023 to 30 November 2024). The fourth tranche of 121,622 performance rights will vest on 1 December 2025 (in recognition of service from 1 December 2024 to 30 November 2025).

[5]

Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on 1 November 2019. One-third vested on 1 October 2020; One-third vested on 1 October 2021 and One-third is due to vest on 1 October 2022. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period.

On 1 December 2021, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on 26 November 2021. One-third will vest on 1 October 2023; one-third will vest on 1 October 2024 and one-third is due to vest on 1 October 2025. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board.

The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

[6]

On 3 October 2019, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: One-third vested on 1 October 2020; one -third vested on 1 October 2021and one-third is due to vest on 1 October 2022.

On 1 December 2021, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: One-third will vest on 1 October 2023; one -third will vest on 1 October 2024 and one-third is due to vest on 1 October 2025. Vesting is contingent upon the executives being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract.

KPIs for executive KMPs are related to the following:

Mr Marc Voigt

•	Sourcing and conversion of business development opportunities;

•	Managing and securing funds to achieve company goals;

•	Effective management of international stakeholder communications within an ASX & NASDAQ dual listed environment; and

•	Pre-clinical and clinical trials and global organisational growth.

Dr Frederic Triebel

•	Medical objectives relating to the clinical trials, regulatory affairs and manufacturing;

•	Scientific objectives relating to preclinical development and collaborations with external parties; and

•	Investor relations objectives to assist with raising awareness and understanding of the Company’s LAG-3 candidates.

Ms Deanne Miller

•	Compliance objectives relating to management of legal and regulatory obligations and communications within an ASX & NASDAQ dual listed environment;

•	Corporate development objectives relating to the management of key relationships and communications with collaboration partners; and

•	Investor relations and financial objectives to support execution of company goals.

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DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (continued)

For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

30-Jun-21	Short-term Benefits					Post- Employment	Long- term	Share-based Payments				Total
						Benefits	Benefits
	Salary and fees		Cash bonus	Non Monetary		Superannuation	Long service leave	Executive Performance Rights*		Non-executive Performance Rights***
	$		$	$		$	$	$		$		$
Dr R Howard	82,192		—	—		7,808	—	—		53,452	[1]	143,452
Mr P Meyers	—		—	—		—	—	—		113,508	[2]	113,508
Mr G Chamberlain	—		—	—		—	—	—		164,948	[3]	164,948
Mr M Voigt	408,593	**	123,942	24,167	#	—	—	437,885	[4]	—		994,587
Other Key Management Personnel
Dr F Triebel	271,522	*	—	163,620	#	118,270	—	305,218	[5]	—		858,630
Ms D Miller	225,500	***	100,000	—		30,923	9,059	203,479	[5]	—		568,961

	987,807		223,942	187,787		157,001	9,059	946,582		331,908		2,844,086

*	The cash salary for Dr Triebel remains the same as FY 2020. The variances are from the foreign currency translation.
**	The cash salary for Mr Voigt increased by EUR12.5k p.a. effective January 2021.
***	The cash salary for Ms Miller increased by AUD 11k p.a. effective January 2021.
#

Non-monetary benefits include compulsory employer funded social security contributions ($24,167 for Mr M Voigt and $163,620 for Dr F Triebel) which are paid directly by the Company to Government authorities in line with French and German regulations.

[1]

Dr Russell Howard was issued 1,000,000 performance rights to vest over 4 tranches in accordance with shareholder approval received at the AGM on 16 November 2018. The 1,000,000 performance rights were granted in lieu of additional cash to compensate Dr Howard for his additional responsibilities due to his elevation to the role of Chairman following the retirement of the previous Chairman from the date of the 2017 AGM. As explained in the Appendix 3Y for Dr Howard released to ASX on 22 December 2017 and the 2018 AGM notice of meeting, the total number of performance rights proposed by the Company was calculated based on 4 years of director’s fees at $60,000 p.a. divided by $0.24 (being the 5 day VWAP up to and including 15 December 2017). However, the fair value of Dr Howard’s performance rights for the purposes of this financial report reflects the prevailing share price as at the date of shareholder approval of his performance rights, in accordance with the applicable accounting standards.

The first tranche of 250,000 performance rights vested on 1 December 2018 (being for continued service from 18 November 2017 to 17 November 2018). The second tranche of 250,000 performance rights vested on 1 December 2019 (being for continued service from 18 November 2018 to 17 November 2019). The third tranche of 250,000 performance rights vested on 1 December 2020 (being for continued service from 18 November 2019 to 17 November 2020). The final 250,000 rights will vest on 1 December 2021 (being continued service from 18 November 2020 to 17 November 2021).

[2]

Mr Pete Meyers was issued 1,002,335 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016. As indicated in the 2016 AGM notice of meeting, the number of performance rights was calculated based on 3.67 years of directors’ fees at $105,000 p.a. divided by $0.384 (being the 5-day VWAP up to and including 9 September 2016). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 181,425 performance rights vested on 1 October 2017 (being for service from 1 February 2017 to 30 September 2017). The second tranche of 273,636 performance rights vested on 1 October 2018 (being for service from 1 October 2017 to 30 September 2018). The third tranche of 273,637 performance rights vested on 1 October 2019 (being for service from 1 October 2018 to 30 September 2019). The final 273,637 performance rights vested on 1 October 2020 (being for service from 1 October 2019 to 30 September 2020).

On 2 December 2019, Mr Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 1 November 2019. As indicated in the 2019 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.21 (being the closing share price on 14 August 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 500,000 performance rights (Post share consolidation) will vest on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021). The second tranche of 500,000 performance rights due to vest on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022). The third tranche of 500,000 performance rights due to vest 1 October 2023 (being for service from 1 October 2022 to 30 September 2023).

[3]

Mr G Chamberlain was issued 1,327,236 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017. As indicated in the 2017 AGM notice of meeting, the number of performance rights was calculated based on 3.12 years of directors’ fees at $90,000 p.a. divided by $0.2111 (being the 5-day VWAP up to and including 21 August 2017). However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 473,929 performance rights vested on 1 October 2018 (being for service from 21 August 2017 to 30 September 2018). The second tranche of 426,653 performance rights vested on 1 October 2019 (being for service from 1 October 2018 to 30 September 2019). The third tranche of 426,654 performance rights vested on 1 October 2020 (being for service from 1 October 2019 to 30 September 2020).

On 6 November 2020, Mr Grant Chamberlain was issued 1,350,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 27 October 2020. As indicated in the 2020 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $90,000 p.a. divided by $0.20 (being the closing share price on 18 August 2020). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 450,000 performance rights will vest on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021). The second tranche of 450,000 performance rights due to vest on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022). The third tranche of 450,000 performance rights due to vest 1 October 2023 (being for service from 1 October 2022 to 30 September 2023).

[4]

On 2 December 2019, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on 1 November 2019. One-third vested on 1 October 2020; One-third is due to vest on 1 October 2021 and One-third is due to vest on 1 October 2022. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

[5]

On 3 October 2019, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: One-third vested on 1 October 2020 to Ms D Miller and Dr F Triebel; One -third is due to vest on 1 October 2021 to Ms D Miller and Dr F Triebel and one-third is due to vest on 1 October 2022 to Ms D Miller and Dr F Triebel. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

Page  |  20

DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk – STI		At risk – LTI
	2022	2021	2022	2021	2022	2021
Non-Executive directors
Dr R Howard	100%	100%		—		—
Mr Pete Meyers	100%	100%		—		—
Ms Lucy Turnbull	100%	100%		—		—
Executive directors
Mr M Voigt	48%	44%	9%	12%	43%	44%
Other Key Management Personnel
Dr F Triebel	60%	51%	3%	—	37%	49%
Ms D Miller	57%	47%	12%	17%	31%	36%

C. Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. The service agreements specify the components of remuneration, benefits, and notice periods. Participating in the STI and LTI plans is subject to the Board’s discretion. Compensation paid to key management personnel is determined by the Remuneration Committee on an annual basis with reference to market salary surveys. Determination of compensation for Non-Executive Directors is detailed on pages 15, 16, and 17 of the directors’ report. Details of the current terms of these agreements are below. Unless stated otherwise, all salaries quoted below are as at 30 June 2022.

Mr Marc Voigt	—	Executive Director & CEO
Agreement commenced:	—	9 July 2014
Details	—

The initial term was for a period of 3 years. This term was subsequently extended for a further 3 years and extended again for an additional term that will expire on 9 July 2026, unless terminated earlier by either party in accordance with the Agreement. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by the company giving 12 months’ notice or by Marc giving 6 months’ notice. Immutep may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary	—	EUR 275,625

Ms Deanne Miller	—	Chief Operating Officer, General Counsel & Company Secretary
Agreement commenced:	—	17 October 2012
Details	—	The agreement can be terminated with 6 months’ notice. The termination terms are payment of base salary in lieu of notice period.
Base salary	—	AUD 242,550

Dr Frédéric Triebel	—	Chief Scientific Officer & Chief Medical Officer
Agreement commenced:	—	12 December 2014
Details	—

Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement (“CBA”) and notably to a 6-month notice period as set forth in the CBA.

The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.

Base salary	—	EUR 170,040

Under the cash bonus scheme approved by the Board of directors in February 2020, Mr Marc Voigt, Dr Frederic Triebel and Ms Deanne Miller are each entitled to a cash bonus of A$300,000 conditional on meeting predetermined KPIs that are designed to support our corporate strategy to develop product candidates to sell, license or partner with large pharmaceutical companies at key value inflection points or on a change of control. As at 30 June 2022, no obligation has arisen for recognition.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

Page  |  21

DIRECTORS’ REPORT (CONTINUED)

D. Share-based compensation

Issue of shares

There were no shares issued to directors and key management personnel as part of compensation during the year ended 30 June 2022. During the year 3,200,000 performance rights and options were exercised and converted into ordinary shares.

Options

There are no options which were granted in prior years which affected remuneration in this financial year or future reporting years. Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

Shares provided on exercise of remuneration options

No ordinary shares in the Company have been issued as a result of the exercise of remuneration options by a director.

Performance rights

The terms and conditions of each grant of performance rights affecting remuneration of key management personnel in this financial year or future reporting years are as follows. All performance rights movement and fair value in the table are shown on post share consolidation basis.

Grant date **	Type of performance right granted	Vesting date and exercisable date	Number of performance rights***		Value per right at grant date***	% Vested and exercised 30 June 2022
					$
25 Nov 16(b)	Fixed short-term benefits	1 Oct 20	273,637		0.380	100
17 Nov 17(b)	LTI – Tranche 4	1 Oct 20	426,654		0.240	100
16 Nov 18(b)	LTI – Tranche 3	1 Dec 20	250,000		0.390	100
16 Nov 18(b)	LTI – Tranche 4	1 Dec 21	250,000		0.390	100
3 Oct 19(b)	LTI – Tranche 1	1 Oct 2020	1,500,000		0.260	100
3 Oct 19(b)	LTI – Tranche 2	1 Oct 2021	1,500,000		0.260	100
3 Oct 19(b)	LTI – Tranche 3	1 Oct 2022	1,500,000		0.260	—
1 November 19(b)	LTI – Tranche 1	1 Oct 2021	500,000		0.280	100
1 November 19(b)	LTI – Tranche 2	1 Oct 2022	500,000		0.280	—
1 November 19(b)	LTI – Tranche 3	1 Oct 2023	500,000		0.280	—
1 November 19(b)	LTI – Tranche 1	1 Oct 2020	1,200,000		0.280	100
1 November 19(b)	LTI – Tranche 2	1 Oct 2021	1,200,000		0.280	—
1 November 19(b)	LTI – Tranche 3	1 Oct 2022	1,200,000		0.280	—
27 October 20 (b)	LTI – Tranche 1	1 Oct 2021	450,000		0.255	100
27 October 20 (b)	LTI – Tranche 2	1 Oct 2022	450,000	*	0.255	—
27 October 20 (b)	LTI – Tranche 3	1 Oct 2023	450,000	*	0.255	—
1 Dec 21(a)	LTI – Tranche 1	1 Oct 2023	1,500,000		0.490	—
1 Dec 21(a)	LTI – Tranche 2	1 Oct 2024	1,500,000		0.490	—
1 Dec 21(a)	LTI – Tranche 3	1 Oct 2025	1,500,000		0.490	—
1 Dec 21(b)	LTI – Tranche 1	1 Dec 2022	113,207		0.490	—
1 Dec 21(b)	LTI – Tranche 2	1 Dec 2023	113,207		0.490	—
1 Dec 21(b)	LTI – Tranche 3	1 Dec 2024	113,207		0.490	—
1 Dec 21(a)	LTI – Tranche 1	1 Oct 2023	1,200,000		0.490	—
1 Dec 21(a)	LTI – Tranche 2	1 Oct 2024	1,200,000		0.490	—
1 Dec 21(a)	LTI – Tranche 3	1 Oct 2025	1,200,000		0.490	—

(a)	Performance hurdles based on individual KPIs have been set for performance rights granted.
(b)	No performance hurdles have been set with respect to these performance rights granted.
*

The second tranche of 450,000 performance rights that were due to vest on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022) was gifted to Grant’s estate following his death on 28 January 2022 as approved by the Board of Directors and have been recognised to be fully vested as at 30 June 2022. The third tranche of 450,000 performance rights (being for service from 1 October 2022 to 30 September 2023) have been cancelled.

*

In addition to the performance hurdles set, the participant must be employed by the company on the vesting date. Performance rights granted under the plan carry no dividend or voting rights. When exercisable, each performance right is convertible into one ordinary share.

***	On 5 November 2019, there was a 10 to 1 share consolidation. All performance rights and fair value in the table above have therefore been adjusted accordingly.

Page  |  22

DIRECTORS’ REPORT (CONTINUED)

Details of bonuses and share-based compensation

Details of performance rights over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. The table further shows the percentages of the options granted under the Employee Option Plan that vested and/or were forfeited during the year.

For each cash bonus and grant of performance rights included in the tables on pages 18 to 21, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

Name	Cash bonus				Share-based compensation benefits (performance rights)
	Paid	For-feited	Year granted		No Granted (A)	Value of rights at grant date	Vested	Number of rights vested/ exercised during the year(A)	Value of rights at exercise date*****	Forfeited	Financial years in which rights may vest
	%	%				$	%		$	%
Mr R Howard	—	—	2018 2021	* *	1,000,000 339,621	390,000 166,414	100 —%	250,000 —	118,750 —	— —	2019, 2020, 2021 2022, 2023, 2024
Mr P Meyers	—	—	2019	**	1,500,000	420,000	33%	500,000	267,500	— —	2021, 2022 & 2023
Mr G Chamberlain	—	—	2020		1,350,000	344,249	33%	450,000	240,750	33.3%	2022	#
Mr M Voigt	100%	—	2019 2021	*** ****	3,600,000 3,600,000	1,008,000 1,764,000	67 —%	— —	— —	—	2021, 2022 & 2023 2023, 2024, 2025
Dr F Triebel	100%	—	2019 2021	*** ****	2,700,000 2,700,000	702,000 1,323,000	67%	900,000	481,500	—	2021, 2022 & 2023 2023, 2024, 2025
Ms D Miller	100%	—	2019 2021	*** ****	1,800,000 1,800,000	468,000 882,000	67%	600,000	321,000	—	2021, 2022 & 2023 2023, 2024, 2025

*	Dr Russell Howard was issued 1,000,000 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 16 November 2018.

The first tranche of 250,000 performance rights vested on 1 December 2018 (being for continued service from 18 November 2017 to 17 November 2018).

The second tranche of 250,000 performance rights vested on 1 December 2019 (being for continued service from 18 November 2018 to 17 November 2019).

The third tranche of 250,000 performance rights vested on 1 December 2020 (being for continued service from 18 November 2019 to 17 November 2020).

The final 250,000 rights vested on 1 December 2021 (being continued service from 18 November 2020 to 17 November 2021).

On 1 December 2021, Dr Russell Howard was issued 339,621 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 26 November 2021.

The first tranche of 113,207 performance rights will vest on 1 December 2022 (being for continued service from 1 December 2021 to 30 November 2022).

The second tranche of 113,207 performance rights will vest on 1 December 2023 (being for continued service from 1 December 2022 to 30 November 2023).

The first tranche of 113,207 performance rights will vest on 1 December 2024 (being for continued service from 1 December 2023 to 30 November 2024).

**

Mr Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 1 November 2019. As indicated in the 2019 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.21 (being the closing share price on 14 August 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 500,000 performance rights vested on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021).

The second tranche of 500,000 performance rights will vest on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022).

The third tranche of 500,000 performance rights will vest on 1 October 2023 (being for service from 1 October 2022 to 30 September 2023).

***	Performance rights were granted under the EIP. Long-term incentive performance rights vest in three tranches as follows:
•	1/3 vested on 1 October 2020
•	1/3 vested on 1 October 2021
•	1/3 are due to vest on 1 October 2022

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract.

****	Performance rights were granted under the EIP. Long-term incentive performance rights vest in three tranches as follows:
•	1/3 are due to vest on 1 October 2023
•	1/3 are due to vest on 1 October 2024
•	1/3 are due to vest on 1 October 2025

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract.

*****

The value at the exercise date of performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the performance rights at that date.

#

The first tranche of 450,000 performance rights vested on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021). The second tranche of 450,000 performance rights that were due to vest on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022) was gifted to Grant’s estate following his death on 28 January 2022 as approved by the Board of Directors and have been recognised to be fully vested as at 30 June 2022. The third tranche of 450,000 performance rights (being for service from 1 October 2022 to 30 September 2023) have been cancelled.

Page  |  23

DIRECTORS’ REPORT (CONTINUED)

Equity instruments held by key management personnel

The tables on the following page show the number of:

(i) Options over ordinary shares in the company

(ii) Performance rights over ordinary shares in the company

Shares in the company that were held during the financial year by key management personnel of the Group, including their close family members and entities related to them. There were no shares granted during the reporting period as compensation.

(i) Option holdings

There were no options holdings held and no movements during the financial year ended 30 June 2022.

(ii) Performance Rights holdings

2022	Balance at start of the year	Granted	Exercised	Other Changes		Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	250,000	339,621	(250,000)	—		339,621	—	339,621
Mr Pete Meyers	1,500,000	—	(500,000)	—		1,000,000	—	1,000,000
Mr Marc Voigt	2,400,000	3,600,000	—	—		6,000,000	1,200,000	4,800,000
Mr Grant Chamberlain	1,350,000	—	(450,000)	(900,000	)*	—	—	—
Ms Deanne Miller	1,200,000	1,800,000	(600,000)	—		2,400,000	—	2,400,000
Dr Frédéric Triebel	1,800,000	2,700,000	(900,000)	—		3,600,000	—	3,600,000

	8,500,000	8,439,621	(2,700,000)	(900,000)		13,339,621	1,200,000	12,139,621

*	The change during the year represents derecognition due to the cessation of the director’s position.

(iii) Ordinary Share holdings

2022	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year#		Balance at end of the year
Ordinary shares
Dr Russell Howard	750,000	250,000	—	—		1,000,000
Mr Pete Meyers	1,774,395	500,000	—	—		2,274,395
Mr Marc Voigt	8,847,445	—	—	—		8,847,445
Mr Grant Chamberlain	1,728,023	450,000	—	(2,178,023	)*	—
Ms Lucy Turnbull	—	—	—	3,284,126	**	3,284,126
Ms Deanne Miller	2,963,892	600,000	—	(796,587)		2,767,305
Dr Frédéric Triebel	6,853,764	900,000	—	—		7,753,764

Total ordinary shares	22,917,519	2,700,000	—	309,516		25,927,035

ADRs

Mr Marc Voigt	45	—	—	—		45

Total ADR	45	—	—	—		45

#	Other changes during the year includes on market acquisitions and/or disposals
*	The change during the year represents derecognition due to the director’s position.
**	The change during the year represents Ms Lucy Turnbull’s shareholding before she became director on 25 February 2022. The shareholding including 302,500 shares held indirectly.

This	concludes the remuneration report, which has been audited.

Page  |  24

DIRECTORS’ REPORT (CONTINUED)

Shares under option

Unissued ordinary shares of Immutep Limited under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price			Number**		Listed/Unlisted Options
5 August 2015	4 August 2025		$0.248		847,600		Unlisted
4 July 2017	5 January 2023	US$	0.249	*	2,065,070	*	Unlisted

					2,912,670

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

*

1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable.

Indemnity and insurance of officers

During the financial year, the Company paid a premium to insure the directors and officers of the Company and its controlled entities.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.

This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

Indemnity and insurance of auditor

The Company has not during or since the end of this financial year indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Page  |  25

DIRECTORS’ REPORT (CONTINUED)

Non-audit services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.

The board of directors has considered the position and, in accordance with advice received from the Audit and Risk Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

During the financial year 2022 and 2021, no fee was paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 27.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors.

On behalf of the directors

/s/ Dr Russell Howard

Dr Russell Howard

Chairman

Sydney

31 August 2022

Page  |  26

AUDITOR’S INDEPENDENCE DECLARATION

Auditor’s Independence Declaration

As lead auditor for the audit of lmmutep Limited for the year ended 30 June 2022, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of lmmutep Limited and the entities it controlled during the period.

/s/ Jason Hayes	Sydney
Jason Hayes
Partner	31 August 2022
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +612 8266 0000, F: +612 8266 9999, www.pwc.com.au

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +612 9659 2476, F: +612 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Page  |  27

CORPORATE GOVERNANCE STATEMENT

The Board is committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to refine and improve the governance framework and practices in place to ensure they meet the interests of shareholders.

The Company complies with the Australian Securities Exchange (ASX) Corporate Governance Council’s Corporate Governance Principles and Recommendations – 4th edition (the Principles). A copy of the company’s Corporate Governance Statement is available at the company’s website at the following address https://www.immutep.com/about-us/corporate-governance.html

ESG REPORT

At Immutep we are committed to improving the lives of our patients, employees and communities. Whilst our product candidates and the industry we work within have the potential to make a real difference to people’s lives, we are mindful that the paths we take to develop our candidates and how we conduct our business are just as important. Hence, we are progressing our ESG initiatives and have implemented this ESG report to explain to our stakeholders how we are addressing and tracking on a range of Environmental, Social and Governance matters.

A copy of the company’s ESG Report is available at the company’s website at the following address https://www.immutep.com/about-us/corporate-governance.html

Page  |  28

FINANCIAL STATEMENTS

Contents

CORPORATE DIRECTORY	1

CHAIRMAN’S LETTER	2

REVIEW OF OPERATIONS AND ACTIVITIES	4

DIRECTORS’ REPORT	10

AUDITOR’S INDEPENDENCE DECLARATION	27

CORPORATE GOVERNANCE STATEMENT	28

FINANCIAL STATEMENTS	29

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	30

CONSOLIDATED BALANCE SHEET	31

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	32

CONSOLIDATED STATEMENT OF CASH FLOWS	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	34

General information

These financial statements are the consolidated financial statements of the consolidated entity consisting of Immutep Limited and its subsidiaries. The financial statements are presented in the Australian currency.

Immutep Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 33

George Street

Australia Square

Sydney NSW 2000

The financial statements were authorised for issue by the directors on 31 August 2022. The directors have the power to amend and reissue the financial statements.

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 4 to 9 and in the directors’ report on pages 10 to 26, both of which are not part of these financial statements.

Through the use of the internet, we have ensured that our corporate reporting is timely and complete. All press releases, financial reports and other information are available on our website: www.immutep.com.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2022

	Note	Consolidated
		30 June 2022	30 June 2021
		$	$
Revenue
License revenue		170,369	—
Other income
Research material sales		84,018	312,841
Grant income		4,459,974	3,549,965
Net gain on foreign exchange		1,228,122	—
Net gain on fair value movement of warrants	15	591,070	—
Interest income		224,520	105,327

Total revenue and other income		6,758,073	3,968,133

Expenses
Research & development and intellectual property expenses	5	(31,341,576)	(17,236,780)
Corporate administrative expenses	5	(7,210,123)	(6,282,105)
Finance costs		(92,430)	(9,825)
Net loss on foreign exchange		—	(507,042)
Net change in fair value of warrants	15	—	(8,663,013)
Net change in fair value of convertible note liability	16	(324,736)	(1,171,959)

Loss before income tax expense		(32,210,792)	(29,902,591)

Income tax (expense) / benefit	6	(34)	(33)

Loss after income tax expense for the year		(32,210,826)	(29,902,624)

Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		(922,327)	(580,408)

Other comprehensive income/(loss) for the year, net of tax		(922,327)	(580,408)

Total comprehensive loss for the year		(33,133,153)	(30,483,032)

Loss for the year is attributable to
Owners of Immutep Limited		(32,210,826)	(29,902,624)

Total comprehensive loss for the year is attributable to
Owners of Immutep Limited		(33,133,153)	(30,483,032)

		Cents	Cents
Basic loss per share	31	(3.79)	(5.03)
Diluted loss per share	31	(3.79)	(5.03)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

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CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2022

	Note	Consolidated
		30 June 2022	30 June 2021
		$	$
ASSETS
Current assets
Cash and cash equivalents	7	79,995,129	60,593,191
Current receivables	8	8,373,607	6,124,231
Other current assets	9	2,443,004	1,701,969

Total current assets		90,811,740	68,419,391

Non-current assets
Plant and equipment	11	37,933	40,891
Intangibles	12	10,554,070	12,847,248
Right of use assets	19	270,147	268,813
Other non-current assets	10	495,660	454,190

Total non-current assets		11,357,810	13,611,142

TOTAL ASSETS		102,169,550	82,030,533

Current liabilities
Trade and other payables	14	5,752,188	4,781,729
Employee benefits	17	357,029	350,135
Warrant liability	15	131,896	—
Lease liability	19	173,377	208,194

Total current liabilities		6,414,490	5,340,058

Non-current liabilities
Convertible note liability	16	1,452,950	2,526,870
Warrant liability	15	—	722,966
Employee benefits	18	117,252	88,915
Lease liability	19	107,492	80,113
Deferred tax liability	13	—	—

Total non-current liabilities		1,677,694	3,418,864

TOTAL LIABILITIES		8,092,184	8,758,922

NET ASSETS		94,077,366	73,271,611

EQUITY
Contributed equity	20	367,407,757	313,422,305
Reserves	21	29,004,818	34,491,526
Accumulated losses	21	(302,335,209)	(274,642,220)

Equity attributable to the owners of Immutep Limited		94,077,366	73,271,611

TOTAL EQUITY		94,077,366	73,271,611

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2022

Consolidated	Contributed equity	Reserves	Accumulated losses	Total equity
	$	$	$	$

Balance at 1 July 2020	242,990,507	66,014,899	(275,706,061)	33,299,345

Other comprehensive income for the year, net of tax	—	(580,408)	—	(580,408)
Loss after income tax expense for the year	—	—	(29,902,624)	(29,902,624)

Total comprehensive income/(loss) for the year	—	(580,408)	(29,902,624)	(30,483,032)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	41,172,232	—	—	41,172,232
Conversion of Convertible Notes	12,092,937	(31,073,830)	26,415,084	7,434,191
Exercise of Warrants net of transaction costs	15,595,335	—	4,551,381	20,146,716
Employee share-based payment	—	1,702,159	—	1,702,159
Exercise of vested performance rights	1,571,294	(1,571,294)	—	—

Balance at 30 June 2021	313,422,305	34,491,526	(274,642,220)	73,271,611

Other comprehensive income for the year, net of tax		(922,327)	—	(922,327)
Loss after income tax expense for the year	—	—	(32,210,826)	(32,210,826)

Total comprehensive income/(loss) for the year	—	(922,327)	(32,210,826)	(33,133,153)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	51,053,411	—	—	51,053,411
Conversion of Convertible Notes	2,059,791	(5,178,972)	4,517,837	1,398,656
Exercise of Warrants net of transaction costs	—	—	—	—
Employee share-based payment	—	1,486,841	—	1,486,841
Exercise of vested performance rights	872,250	(872,250)	—	—

Balance at 30 June 2022	367,407,757	29,004,818	(302,335,209)	94,077,366

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

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CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2022

		Consolidated
		30 June 2022	30 June 2021
	Note	$	$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of goods and services tax)		(33,838,950)	(19,514,293)
Cash receipts from grant income and government incentives		3,302,200	1,313,997
Cash receipts from license revenue		87,816	—
Other income		86,990	322,586
Interest received		224,656	112,243
Advance from customers		—	138,312
Income taxes paid		(34)	(33)
Payment for interest expenses		(92,430)	(13,154)

Net cash outflows from operating activities	30	(30,229,752)	(17,640,342)

Cash flows related to investing activities*
Payments for plant and equipment	11	(22,914)	(15,601)

Net cash outflows from investing activities		(22,914)	(15,601)

Cash flows related to financing activities*
Proceeds from issue of shares	20	52,975,330	43,307,232
Proceeds from exercising of warrants	15	—	11,266,430
Share issue transaction costs	20	(2,427,155)	(2,144,359)
Principal elements of lease payments	19	(222,536)	(214,378)
Advance payment from shareholders for SPP		—	465,000

Net cash inflows from financing activities		50,325,639	52,679,925

Net increase in cash and cash equivalents		20,072,973	35,023,982
Effect of exchange rate on cash and cash equivalent		(671,035)	(752,838)
Cash and cash equivalents at the beginning of the year		60,593,191	26,322,047

Cash and cash equivalents at the end of the year	7	79,995,129	60,593,191

*Non-cash financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 16 to the financial statements

•	Fair value movement of warrant liability disclosed in Note 15 to the financial statements

•	Exercise of vested performance rights for no cash consideration disclosed in Note 21 to the financial statements

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

Whilst COVID-19 pandemic has continued to result in significant disruptions to the global economy during the financial year ended 30 June 2022, substantial uncertainty remains over the ultimate duration and the extent of the pandemic as well as the corresponding economic impacts. These uncertainties have been incorporated into the judgements and estimates used by management in the preparation of this report, including the carrying values of the assets and liabilities, contracts and potential liabilities have been made, with no material impact to the consolidated financial statements. For the Group, the ongoing COVID-19 pandemic has not significantly increased the estimation of uncertainty in the preparation of the consolidated financial statements.

The Group has business continuity procedures in place and is addressing health and safety risks whilst continuing to carry out ongoing clinical trials. The Group’s operations have been maintained with minimal disruption and have undertaken extensive additional measures to ensure the safety and wellbeing of its people, patients, suppliers, and stakeholders.

(a)	Basis of preparation

These general-purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Immutep Limited is a for-profit entity for the purpose of preparing the financial statements.

(i)	Compliance with IFRS

The consolidated financial statements of the Immutep Limited Group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2022 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

AASB 101 Presentation of Financial Statements

The AASB issued a narrow-scope amendment to AASB 101 Presentation of Financial Statements to clarify those liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g., the receipt of a waiver or a breach of covenant). The amendment also clarifies what AASB 101 means when it refers to the ‘settlement’ of a liability.

Entities should reconsider their existing classification in light of the amendment and determine whether any changes are required. The Amendment should be applied for annual periods beginning on or after 1 January 2022. There is no significant impact on adopting the amendment to AASB 101.

(iii)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 July 2021;

•	AASB 2020-8 Amendments to Australian Accounting Standards – Interest Rate Benchmark Reform Phase 2

This amends AASB 9 Financial Instruments, AASB 139 Financial Instruments: Recognition and Measurement, AASB 7 Financial Instruments: Disclosures, AASB 4 Insurance Contracts and AASB 16 Leases to address issues that arise during the reform of an interest rate benchmark (IBOR), including the replacement of one benchmark with an alternative one. A number of temporary reliefs are provided for hedging relationships that are directly affected by the interest rate benchmark reform. These amendments have no impact on the financial statements as the company does not have any interest rate hedge relationships nor exposures to interest rates that are dependent on IBORs.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group also elected to adopt the following standards and amendments early:

•	AASB 2014-10 Amendments to Australian Accounting Standards – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective from 1 January 2025)

This amends AASB 10 Consolidated Financial Statements and AASB 128 Investments in Associates and Joint Ventures to address an inconsistency between the requirements of AASB 10 and AASB 128 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. This amendment is not expected to have a significant impact on the financial statements on application.

(iv)	Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments), which are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

(v)	Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

(b)	Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances, and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is the Immutep Limited’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses that relate to borrowings are presented in the statement of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented separately in the statement of comprehensive income on a net basis.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Foreign currency translation (continued)

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income.

(iii)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•

income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e)	Revenue recognition

Revenue is recognised when (or as) the Group satisfies a performance obligation by transferring a promised good or service to a customer. Revenue is presented net of GST, rebates, and discounts. Performance obligations are completed at a point in time and over time. Revenue is recognised for the major business activities of the Group as follows:

(i)	License revenue

At present, the Group is in the research and development phase of operations and license revenue earned is through milestone payments as communicated by third party research collaborators based on the progress of their on-going clinical trials and research.

The Group recognizes revenues from license fees for intellectual property (IP) both at a point in time and over a period of time. The Group must make an assessment as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). Revenue for a right-to-use license is recognized by the Group when the licensee can use and benefit from the IP after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing of a drug candidate or technology. A license is considered a right to access the intellectual property when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognized on a straight-line basis over the license term.

Milestone payments for research and development are contingent upon the occurrence of a future event and represent variable consideration. The Group’s management estimates at the contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; e.g. achieving a specific success in clinical development (or not). The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of accumulated revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Page  |  36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Revenue recognition (continued)

The transaction price is allocated to separate performance obligations based on relative standalone selling prices. If the transaction price includes consideration that varies based on a future event or circumstance (e.g., the completion of a clinical trial phase), the Group would allocate that variable consideration (and any subsequent changes to it) entirely to one performance obligation if both of the following criteria are met:

•

The payment terms of the variable consideration relate specifically to the Group’s efforts to satisfy that performance obligation or transfer the distinct good or service (or to a specific outcome from satisfying that separate performance obligation).

•

Allocating the variable amount entirely to the separate performance obligation or the distinct good or service reflects the amount of consideration to which the Group expects to be entitled in exchange for satisfying that particular performance obligation when considering all of the performance obligations and payment terms in the contract.

Variable consideration is only recognised as revenue when the related performance obligation is satisfied, and the Group determines that it is probable that there will not be a significant reversal of cumulative revenue recognised in future periods.

Other income

(ii)	Grant income

Grants from the governments, including Australian Research and Development Rebates, France’s Crédit d’Impôt Recherche are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as grant income. Government grants were received by the Group under various government stimulus packages (both Australian and overseas) in relation to the impacts of COVID-19.

(iii)	Research material sales

Revenue from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies is recognised at a point in time when the materials are delivered, the legal title has passed and the other party has accepted the materials.

(iv)	Research collaboration income

Revenue from services provided in relation to undertaking research collaborations with third parties are recognised over time in the accounting period in which the services are rendered. Revenue is measured based on the consideration specified in the agreement or contract with a third party.

(f)	Income tax

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill.

Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Page  |  37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Income tax (continued)

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Immutep Limited and its wholly owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements. Foreign subsidiaries are taxed individually by the respective local jurisdictions. For the purposes of preparation of the financial statements, the tax position of each entity is calculated individually and consolidated as consolidated tax entity.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(g)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds it recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(h)	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the Group will not be able to collect all amounts due.

(j)	Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled, or expires.

Classification and initial measurement of financial assets

All financial assets are initially measured at fair value adjusted for transaction costs (where applicable), except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15.

Subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	financial assets at amortised cost

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income

Classifications are determined by both:

•	The entity’s business model for managing the financial asset

•	The contractual cash flow characteristics of the financial assets

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

Page  |  39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Financial instruments (continued)

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Financial assets at fair value through profit or loss (FVPL) and financial assets at fair value through other comprehensive income (FVOCI)

The Group does not hold any financial assets at fair value through profit or loss or fair value through comprehensive income.

Impairment of financial assets

AASB 9 requires more forward-looking information to recognise expected credit losses—the ‘expected credit losses (ECL) model’. Accordingly, the impairment of financial assets including trade receivables is being assessed using an expected credit loss model.

Classification and measurement of financial liabilities

The Group’s financial liabilities comprise trade and other payables, convertible notes and US warrant liabilities. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method except for convertible note and US warrants liabilities.

All interest-related charges and, if applicable, changes in an instruments’ fair value that are reported in profit or loss are included.

(k)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(l)	Compound instruments

Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments are higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognised immediately in profit and loss as a share-based payment charge.

If options or warrants contain a settlement choice between cash or shares, this settlement choice constitutes a compound feature of the convertible notes, which triggers the separation of debt and equity components to be accounted for separately. The liability component is measured at fair value at initial recognition and subsequent changes in fair value are recognised in profit and loss. The difference between the fair value of the convertible notes and the liability component at inception is accounted as an equity element and not remeasured subsequently.

Page  |  40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	US warrant liability

The US warrant liabilities which are viewed as debt instruments, are measured at fair value through profit or loss. These are classified as liabilities because these warrants exercise price are in a currency other than functional currency of the Company.

The liability has been designated as at fair value through profit or loss on initial recognition and subsequent changes in fair value are recognised in the profit or loss. This liability is considered a derivative financial liability.

Finance costs

Finance costs are expensed in the period in which they are incurred.

(n)	Plant and equipment

Plant and equipment are stated at historical cost less depreciation less impairment (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

•	Computers – 3 years

•	Plant and equipment – 3-5 years

•	Furniture and fittings – 3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)). Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(o)	Intangible assets

(i)	Intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight-line basis over a period not exceeding the life of the patents, which averages 14 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)).

(ii)	Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be recognised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

As the Company has not met the requirement under the standard to recognise costs in relation to development, these amounts have been expensed.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.

Page  |  41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Intangible assets (continued)

(iii)	Goodwill

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised, but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(p)	Employee benefits

(i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii)	Other long-term employee benefit obligations

The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are measured at the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii)	Retirement benefit obligations

The Group does not maintain a Group superannuation plan. The Group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The Group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The Group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable.

(iv)	Share-based payments

Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP). Information relating to these schemes is set out in note 32.

The fair value of performance rights and options granted under the EIP are recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

Page  |  42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Employee benefits (continued)

(v)	Termination benefits

Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The Group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees.

(vi)	Bonus plan

The Group recognises a liability and an expense for bonuses. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(q)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(r)	Earnings per share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit or loss attributable to owners of the Company

•

by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. Bonus elements have been included in the calculation of the weighted average number of ordinary shares and has been retrospectively applied to the prior financial year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(s)	Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses, and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(t)	Leases

The Group leases various offices and printer equipment. Rental contracts are typically made for fixed periods of 1 to 3 years and typically have extension options of 3 months to 1 year minimum at the discretion of either the Lessor or the Lessee. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Page  |  43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Leases (continued)

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices, wherever practicable. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Operating leases with a term of less than 12 months are considered as short-term leases and leases below threshold of A$12,000 are considered as low value leases. Payments associated with short-term leases and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. During the financial year ended 30 June 2022, the expense recognised for short term leases was A$2,376 and the expense recognised for low value leases was A$9,518.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the Group under residual value guarantees

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using an incremental borrowing rate as calculated by management at the commencement date and taking into consideration feedback from surveyed financial institutions on incremental borrowing rates available for the Group as a lessee and nature of each lease portfolio. Incremental borrowing rates are re-assessed on a half yearly basis and is deemed equivalent for the Group’s specific circumstances to a rate that an individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations.

The Group does not provide residual value guarantees in relation to leases.

Page  |  44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Parent entity financial information

The financial information for the parent entity, Immutep Limited, disclosed in note 33 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i)	Investments in subsidiaries

As disclosed in note 33, non-current assets represent solely the investments of Immutep Limited, investments in its wholly owned subsidiaries. Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.

(ii)	Tax consolidation legislation

Immutep Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Immutep Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a standalone taxpayer in its own right.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(iii)	Share-based payments

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

Page  |  45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

The Group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using natural hedging by holding currency that matches forecast expenditure in each of the major foreign currencies used (AUD, EUR, USD). The Group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures when the Group expects a major transaction in the currency other than the major foreign currencies used by the Group. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.

Risk management is carried out by senior management under policies approved by the board of directors. Management identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Market risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. Management has set up a policy to manage the Company’s exchange risk within the Group companies. The Group may hedge its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging.

The Group considers using forward exchange contracts to cover anticipated cash flows in USD and Euro periodically. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at 30 June 2022 and 30 June 2021.

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	30 June 2022		30 June 2021
	USD	EUR	USD	EUR
Cash in bank	11,897,759	42,964,345	14,016,277	14,320,386
Trade and other receivables	15,568	4,094,262	49,880	4,312,691
Trade and other payables	(1,068,539)	(1,717,675)	(690,847)	(663,196)

Sensitivity

Based on the financial assets and liabilities held at 30 June 2022, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s post-tax loss for the year would have been $1,084,479 lower/$1,084,479 higher (2021—$1,337,531 lower/$1,337,531 higher).

Based on the financial instruments held at 30 June 2022, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the Group’s post-tax loss for the year would have been $4,534,092 lower/$4,534,092 higher (2021 – $1,796,988 lower/$1,796,988 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments. Any changes in post-tax loss will have an equivalent change to equity.

The US warrants financial liability will be equity settled upon exercise of the US warrants. However, as the exercise will be done with an exercise price in US dollars, there is a foreign exchange risk due to the subsequent translation to Australian dollars.

Currently the Group’s exposure to other foreign exchange movements is not material.

Page  |  46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and receivables. Cash and cash equivalents consist primarily of deposits with banks for only independently rated parties with a minimum rating of ‘A’ according to ratings agencies are accepted. Receivables consist primarily of amounts recoverable from governments, where risk of non-recoverability is minimal. The credit quality of cash and cash equivalents and receivables are neither past due nor impaired can be assessed by reference to external credit ratings:

	30 June 2022	30 June 2021
	$	$
Cash at bank and short-term bank deposits excluding restricted cash
Minimum rating of A	79,995,129	60,127,906

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the deposits at call and short term deposits which mature within three months from acquisition of $79,995,129 (2021: $60,127,906 ) that are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the Group’s liquidity reserve cash and cash equivalents (Note 7) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

As outlined in Note 3, the Company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

Maturities of financial liabilities

The tables below analyse the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

(a) all non-derivative financial liabilities, and

(b) net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 12 months	Between 1 and 5 years	> 5 years	Total contractual cash flows	Carrying Amount
At 30 June 2022	$	$	$	$	$
Non-Derivatives
Trade and other payables	5,752,188	—	—	5,752,188	5,752,188
Convertible note liability (refer note16)	—	2,234,510	—	2,234,510	1,452,950
Lease liability	178,510	108,706	—	287,216	280,869

	5,930,698	2,343,216	—	8,273,914	7,486,007

	Less than 12 months	Between 1 and 5 years	> 5 years	Total contractual cash flows	Carrying Amount
At 30 June 2021	$	$	$	$	$
Non-Derivatives
Trade and other payables	4,781,729	—	—	4,781,729	4,781,729
Convertible note liability (refer note16)	—	4,469,019	—	4,469,019	2,526,870
Lease liability	215,005	78,455	—	293,460	288,307

	4,996,734	4,547,474	—	9,544,208	7,596,906

Page  |  47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(d)	Fair value measurements

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2022 and 30 June 2021 on a recurring basis:

At 30 June 2022	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	1,452,950	1,452,950
Warrant liability	—	131,895	—	131,895

Total liabilities	—	131,895	1,452,950	1,584,845

At 30 June 2021	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	2,526,870	2,526,870
Warrant liability	—	722,966	—	722,966

Total liabilities	—	722,966	2,526,870	3,249,836

(i)	Valuation techniques used to determine fair values

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(ii)	Fair value measurements using value techniques

•	There are no financial instruments as at 30 June 2022 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 15 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 16 for details of fair value measurement.

Page  |  48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(d)	Fair value measurements (continued)

(iii)	Valuation inputs and relationships to fair value

For US warrant valuation inputs under Level 2, please refer to Note 15.

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 30 June 2022 $	Unobservable inputs	Range of inputs
Convertible note	1,452,950	Face value	1,718,854
		Interest rate of note	3%
		Risk adjusted interest rate	15%

(iv)	Valuation process

The convertible note has continued to be valued using a discounted cashflow model.

3.	CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Grant income

Grant income is based on judgements of management when determining the amount of grant income to recognise based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction.

(b)	Development expenditure

The consolidated entity has expensed all internal development expenditure incurred during the year as the costs relate to the initial expenditure for development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the development costs as they did not meet the criteria to be capitalised under AASB 138 Intangible Assets.

(c)	Liquidity

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2022, the Group holds cash and cash equivalents of $79,995,129 (2021: $60,593,191).

In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of future funding initiatives such as potential business development opportunities, for example an out-licensing transaction, capital raising initiatives, and the control of variable spending on research and development activities of the Group.

Page  |  49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

(d)	Assessment on the carrying value of intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight-line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application. Costs include only those costs directly attributable to the acquisition of the intellectual property.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Intellectual property represents the largest asset of the Group as at 30 June 2022 and the most significant asset given the current research and development phase of operations. Accordingly, as commercial production has not yet commenced there is some judgment required in assessing the continued viability on the use of the intellectual property. Refer to note 1(g).

In March 2020, the novel coronavirus (COVID-19), was declared a world-wide pandemic by the World Health Organisation. This has spread rapidly throughout the world, including Australia, causing significant disruption to business and economic activity. The Group implemented business continuity procedures in place and implemented measures and safeguards to address health and safety risks whilst continuing to carry out ongoing clinical trials. To date, the Group’s operations have been maintained with limited disruption and the Group has undertaken additional measures to protect the health of its employees and patients.

However, the ongoing pandemic has increased the estimation uncertainty in the preparation of the consolidated financial statements. The estimation uncertainty associated with the magnitude and duration of COVID-19 is as follows:

•	The continued pandemic has led to volatility in the global capital markets, which could adversely affect the company’s ability to access the capital markets.

•	It is possible that the continued spread of COVID-19 could delay the future recruitment of clinical trials and therefore could lead to an indication of impairment in the intangible assets.

•	The continued pandemic could cause the delay of clinical trials conducted by our partners, which could potentially have an adverse impact on the future license income.

The consolidated entity has applied accounting estimates in the consolidated financial statements based on forecasts of economic conditions which reflect expectations and assumptions as at 30 June 2022 about future events, including COVID-19 that management believe are reasonable in the circumstances. While there was not a material impact to our consolidated financial statements as of and for the year ended 30 June 2022, resulting from our assessments, our future assessment of our current expectations at that time of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to our consolidated financial statements in future reporting periods.

(e)	Investment in subsidiaries

Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.

Given the current phase of operations, management has recognised these assets to the extent of the value of tangible assets and liabilities consisting of the following adjusting for any impairment loss:

•	Cash held with bank

•	Intellectual property

•	Accounts receivables and payables with external parties

(f)	Fair value estimates of convertible note and warrant liability

Fair value estimation of convertible note and warrant liability is included in the notes 1(l) and (m) and notes 15 and 16 of the financial statements.

Page  |  50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	SEGMENT REPORTING

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors, who is identified as the Chief Operating Decision Maker (‘CODM’). The Group operates in one operating segment, being Immunotherapy.

Operating segment information

30 June 2022	Immunotherapy	Unallocated	Consolidated
	$	$	$
Revenue
License revenue	170,369	—	170,369
Other Income
Research material sales	84,018	—	84,018
Grant income	4,459,974	—	4,459,974
Net gain on fair value movement of warrants	—	591,070	591,070
Net gain on foreign exchange	—	1,228,122	1,228,122
Interest income	—	224,520	224,520

Total revenue and other income	4,714,361	2,043,712	6,758,073

Result
Segment result	(33,929,768)	1,718,976	(32,210,792)

Profit/(loss) before income tax expense	(33,929,768)	1,718,976	(32,210,792)

Income tax expense			(34)

Loss after income tax expense			(32,210,826)

Total segment assets	102,169,550	—	102,169,550

Total segment liabilities	8,092,184	—	8,092,184

30 June 2021	Immunotherapy	Unallocated	Consolidated
	$	$	$
Revenue
License revenue	—	—	—
Other Income
Research material sales	312,841	—	312,841
Grant income	3,549,965	—	3,549,965
Net gain on fair value movement of warrants	—	—	—
Net gain on foreign exchange	—	—	—
Interest income	—	105,327	105,327

Total revenue and other income	3,862,806	105,327	3,968,133

Result
Segment result	(19,665,904)	(10,236,687)	(29,902,591)

Profit/(loss) before income tax expense	(19,665,904)	(10,236,687)	(29,902,591)

Income tax expense			(33)

Loss after income tax expense			(29,902,624)

Total segment assets	82,030,533	—	82,030,533

Total segment liabilities	8,758,922	—	8,758,922

Page  |  51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	EXPENSES

	Consolidated
	30 June 2022	30 June 2021
	$	$
Breakdown of expenses by nature
Research and development*	25,337,538	12,020,714
Employee benefits expenses	4,966,304	3,856,038
Amortisation of Intellectual property	1,814,199	1,866,067
Employee share-based payment expenses	1,486,841	1,702,159
Intellectual property management	814,133	759,041
Auditor’s remuneration	561,485	289,202
Depreciation	249,276	204,049
Other administrative expenses	3,321,923	2,821,615

Total Research & Development and Corporate & administrative expenses	38,551,699	23,518,885

*	Research and development expense consists of expenditure incurred with third party vendors mainly related to contract research and contract manufacturing activities.

Page  |  52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	INCOME TAX

	Consolidated
(a) Income Tax Expense	30 June 2022	30 June 2021
	$	$
Current tax
Current tax on results for the year	34	33

Total current tax expense	34	33

Deferred income tax
Decrease in deferred tax assets	244,144	358,825
Decrease in deferred tax liabilities	(244,144)	(358,825)

Total deferred tax benefit	—	—

Income tax expense	34	33

	Consolidated
(b) Numerical reconciliation of income tax expense to prima facie tax expense	30 June 2022	30 June 2021
	$	$
Loss before income tax expense	(32,210,792)	(29,902,591)
Tax at the Australian tax rate of 25% (2021: 26%)	(8,052,698)	(7,774,674)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share-based payments	371,710	464,324
Other non-deductible expenses	1,485,059	1,239,756
Non-assessable income	(783,318)	(541,122)
Capital listing fee	(368,398)	(259,458)
Adjustment of current tax for prior period	148,303	—
Difference in overseas tax rates*	4,118,372	2,132,187

	(3,080,970)	(4,738,987)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	3,080,936	4,738,954

Income tax expense**	(34)	(33)

*	Difference in overseas tax rate is largely as a result of the corporate income tax rate of 10% applicable to the Immutep subsidiary in France for financial year 2022 and 2021.
**	Income tax expense relates to tax payable for the Immutep subsidiary in the United States.

(c) Tax Losses	Consolidated
	30 June 2022	30 June 2021
	$	$
Deferred tax assets for unused tax losses not recognised comprises:
Unused tax losses for which no deferred tax asset has been recognised	206,764,587	195,098,009

Potential tax benefit	43,688,958	43,593,823

The above potential tax benefit for tax losses has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2022 was $206,764,587 (2021: $195,098,009). Utilisation of these tax losses is dependent on the parent entity and its subsidiaries satisfying certain tests at the time the losses are recouped and in generating future taxable profits against which to utilise the losses.

Page  |  53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated
	30 June 2022	30 June 2021
	$	$
Cash on hand	74	285
Cash at bank	79,693,054	51,845,320
Restricted cash	—	465,000
Cash on deposit	302,001	8,282,586

	79,995,129	60,593,191

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits which have been acquired three months of maturity, range from 0% to 1.15 % in 2022 (0% to 0.4% in 2021).

Restricted cash

At 30 June 2021, the cash and cash equivalents disclosed above and in the statement of cash flows included $465,000 which were advance payments from shareholder for Share Purchase Plan (SPP). These deposits are held by Boardroom Pty Ltd in trust for Immutep Limited, which were transferred to Immutep bank account when SPP was completed in July 2021.The deposit was therefore not available for general use by any entity within the Group.

8.	CURRENT RECEIVABLES

	Consolidated
	30 June 2022	30 June 2021
	$	$
GST and VAT receivables	2,088,394	775,400
Receivable for grant income	6,267,855	5,297,521

Accounts receivables	17,358	51,310

	8,373,607	6,124,231

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at 30 June 2022. No receivables were impaired or past due.

9.	OTHER CURRENT ASSETS

	Consolidated
	30 June 2022	30 June 2021
	$	$
Prepayments	2,377,901	1,663,213
Security deposit	65,060	38,577
Accrued income	43	179

	2,443,004	1,701,969

10.	OTHER NON-CURRENT ASSETS

	Consolidated
	30 June 2022	30 June 2021
	$	$
Prepayments	495,660	454,190

	495,660	454,190

Prepayments are largely in relation to prepaid insurance and deposits paid to organisations involved in the clinical trials.

Page  |  54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment	Computers	Furniture and fittings	Total
	$	$	$	$
At 30 June 2020
Cost or fair value	557,872	85,738	22,258	665,868
Accumulated depreciation	(533,403)	(68,621)	(14,488)	(616,512)

Net book amount	24,469	17,117	7,770	49,356

Year ended 30 June 2021
Opening net book amount	24,469	17,117	7,770	49,356
Exchange differences	(737)	(207)	(447)	(1,391)
Additions	552	15,049	—	15,601
Disposals	—	—	—	—
Depreciation charge	(8,363)	(9,799)	(4,513)	(22,675)

Closing net book amount	15,921	22,160	2,810	40,891

At 30 June 2021
Cost or fair value	549,961	98,985	21,552	670,498
Accumulated depreciation	(534,040)	(76,825)	(18,742)	(629,607)

Net book amount	15,921	22,160	2,810	40,891

Year ended 30 June 2022
Opening net book amount	15,921	22,160	2,810	40,891
Exchange differences	(504)	(458)	(54)	(1,016)
Additions	2,343	14,671	5,900	22,914
Disposals	—	—	—	—
Depreciation charge	(7,703)	(14,112)	(3,041)	(24,856)

Closing net book amount	10,057	22,261	5,615	37,933

At 30 June 2022
Cost or fair value	535,749	108,827	26,350	670,926
Accumulated depreciation	(525,692)	(86,566)	(20,735)	(632,993)

Net book amount	10,057	22,261	5,615	37,933

Page  |  55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	NON-CURRENT ASSETS – INTANGIBLES

	Patents	Intellectual Property	Goodwill	Total
	$	$	$	$
At 30 June 2020
Cost or fair value	1,915,671	25,730,602	109,962	27,756,235
Accumulated amortisation	(1,915,671)	(10,645,757)	—	(12,561,428)

Net book amount	—	15,084,845	109,962	15,194,807

Year ended 30 June 2021
Opening net book amount	—	15,084,845	109,962	15,194,807
Exchange differences	—	(481,492)	—	(481,492)
Amortisation charge	—	(1,866,067)	—	(1,866,067)

Closing net book amount	—	12,737,286	109,962	12,847,248

At 30 June 2021
Cost or fair value	1,915,671	24,880,102	109,962	26,905,735
Accumulated amortisation	(1,915,671)	(12,142,816)	—	(14,058,487)

Net book amount	—	12,737,286	109,962	12,847,248

Year ended 30 June 2022
Opening net book amount	—	12,737,286	109,962	12,847,248
Exchange differences	—	(478,979)	—	(478,979)
Amortisation charge	—	(1,814,199)	—	(1,814,199)

Closing net book amount	—	10,444,108	109,962	10,554,070

At 30 June 2022
Cost or fair value	1,915,671	23,864,364	109,962	25,889,997
Accumulated amortisation	(1,915,671)	(13,420,256)	—	(15,335,927)

Net book amount	—	10,444,108	109,962	10,554,070

Amortisation methods and useful lives

The Group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark, and licenses – 13-21 years

•	Intellectual property assets – 13-14 years

Page  |  56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	DEFERRED TAX BALANCES

(i)	Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2022	30 June 2021
	$	$
Employee benefits	71,205	63,507
Accruals	202,824	125,814
Unrealised exchange loss	342,222	321,363
Unused tax loss	428,171	777,882

Set-off of deferred tax liabilities pursuant to set-off provisions	(1,044,422)	(1,288,566)

Net Deferred tax assets	—	—

(ii)	Deferred tax liabilities

The amount of deferred tax liability represents the temporary difference that arose on the recognition of Intangibles recorded in the subsidiary Company in France. This has been set-off against deferred taxes in the subsidiary Company, accordingly, hence reducing the unrecognised tax losses for both the France subsidiary and the consolidated Group. The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2022	30 June 2021
	$	$
Intangible assets	1,044,411	1,273,729
Unrealised exchange gain	—	14,790
Accrued income	11	47

Total deferred tax liabilities	1,044,422	1,288,566

Set-off of deferred tax liabilities pursuant to set-off provisions	(1,044,422)	(1,288,566)

Net deferred tax liabilities	—	—

(iii)	Movements in deferred tax balances

	Deferred Tax Asset	Deferred Tax Liability	Total
Movements	$	$	$
At 30 June 2021	1,288,566	(1,288,566)	—

(Charged)/credited to profit or loss	(244,144)	244,144	—
At 30 June 2022	1,044,422	(1,044,422)	—

Page  |  57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	30 June 2022	30 June 2021
	$	$
Trade payables	2,866,144	1,824,901
Other payables and accruals	2,886,044	2,956,828

	5,752,188	4,781,729

15.	US WARRANT LIABILITY

	30 June 2022	30 June 2021
	$	$
Opening balance	722,966	949,600
Fair value movements	(591,070)	8,663,013
Exercising of warrants*	—	(8,889,647)

Closing balance**	131,896	722,966

*

During the FY 2021 year, US investors exercised 3,427,211 warrants at an exercise price of US$ 2.49 each. Immutep received US$8.53 million (A$11.3 million) cash payment in total. In total, 206,507 warrants from the warrant issuance in July 2017 remain unexercised at the reporting date. All of the warrants which were issued in December 2018 were exercised during the financial year 2021.

**

Balance as at 30 June 2022 is presented as current liability since the US Warrants will expire on 5 January 2023, i.e. within 12 months. Balance as at 30 June 2021 is presented as non-current liability since it was due to expire after 12 months from balance sheet date of 30 June 2021.

In July 2017, the Group completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the Group to issue American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants were issued with an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. During the financial year 2021, 1,347,211 of these warrants were exercised at US$2.49 each and 206,507 of these warrants remain as at 30 June 2021.

In December 2018, the Group completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$7,328,509. In this private placement, the Group agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs. The warrants were issued with an exercise price of US$2.50 per ADS. The Warrants were able to be exercised in whole or in part at any time or times up until the Warrant Expiry Date of 12 February 2022. The warrants did not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. In December 2020, 2,080,000 of these warrants were exercised at US$2.49 each, hence none of these warrants remain as at 30 June 2021.

Both US warrant issues represent a written option to exchange a fixed number of the Group’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is thus classified as a derivative financial liability in accordance with AASB 132. The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. Capital raising costs have been allocated proportionately between issued capital and the US warrant issues in accordance with their relative fair values.

The 10 for 1 share consolidation in November 2019 did not change the number of US warrants nor the exercise price of those warrants as the American Depository Receipt (ADR) ratio was also changed from 1 ADS representing 100 shares to 1 ADS representing 10 shares. The effective date of the change was 5 November 2019.

Page  |  58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	US WARRANT LIABILITY (CONTINUED)

However, under the anti-dilution clause of share purchase agreements, the exercise price was adjusted due to the entitlement offer the Group conducted in August 2019. As a result, the exercise price for the remaining warrants is now US$2.49.

Fair value of warrants

The warrants granted are not traded in an active market and the fair value has thus been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants are included above.

The following assumptions were based on observable market conditions that existed at the issue date and at 30 June 2022:

July 2017 warrants

Assumption	At issue date	At 30 June 2022	Rationale
Historic volatility	58.0%	100.43%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.49	As per subscription agreement
Share price	US$2.17	US$2.03	Closing share price on valuation date from external market source
Risk-free interest rate	1.930%	2.44%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0%	0%	Based on the Company’s nil dividend history
Fair value per warrant	US$1.0716 A$1.3962	US$0.4400 A$0.6387	Determined using Black-Scholes models with the inputs above
Fair value	A$2,755,375	A$131,896	Fair value of 1,973,251 warrants as at issue date and fair value of 206,507 warrants at 30 June 2022

*	Exercising price has been adjusted as per anti-dilution clause in the share purchase agreement.

16.	NON-CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	30 June 2022	30 June 2021
	$	$
Convertible note at fair value at beginning of reporting period	2,526,870	8,789,113
Net change in fair value	324,736	1,171,959
Transfer to contributed equity on conversion of Convertible Notes	(893,379)	(5,094,465)
Transfer to accumulated losses on conversion of Convertible Notes	(505,277)	(2,339,737)

Convertible note at fair value at end of reporting period	1,452,950	2,526,870

On 11 May 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

During FY2021, 75% of the Convertible Notes have been converted to ordinary shares. These have been done in three issuances of 25% each between March 2021 and June 2021. During FY2022, further 12.5% of the Convertible Notes have been converted to ordinary shares in March 2022. At the reporting date, 12.5% of the original Convertible Note balance remains outstanding. The outstanding notional amount of the Convertible Notes (including the accrual of 3% p.a interest) as at 30 June 2022 was $2,075,151, which can be converted into 12,206,768 ordinary shares at an exercise price of $0.17 per share if Ridgeback elects to convert the Convertible Notes into ordinary shares. All Notes have been converted to ordinary shares at $nil consideration per the original subscription agreement.

Page  |  59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	NON-CURRENT LIABILITIES - CONVERTIBLE NOTE (CONTINUED)

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note which are exercisable at a price of approximately $0.17 per share (adjusted for post share consolidation and anti-dilution clause), mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

Details of the warrants granted together with the convertible note at initial recognition date are as follows:

•	8,475,995 warrants were granted which are exercisable at a price of A$0.025 per share on or before 4 August 2025

•	371,445,231 warrants were granted which are exercisable at a price of A$0.0237 per share on or before 4 August 2020

All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital re-organisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

As a result of the 10 to 1 share consolidation in November 2019, the above cited warrants have been restated in accordance with the subscription agreement. The exercise prices have been adjusted for the capital raising during the financial year under the anti-dilution clause of share purchase agreements.

The warrant expiry dates remain unchanged. The restated terms are as follows:

•	847,600 warrants with an exercise price of A$0.248 per share

•	37,144,524 warrants with an exercise price of A$0.235 per share

37,144,524 warrants with an exercise price of A$0.235 per share lapsed unexercised on 4 August 2020. None of the other warrants specified above have been exercised since initial recognition up to 30 June 2022.

Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history

The fair value of the convertible note was allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%.

Page  |  60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

16.	NON-CURRENT LIABILITIES - CONVERTIBLE NOTE (CONTINUED)

After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

	Note – Liability $	Conversion feature – Equity $
Fair value at issuance	4,419,531	41,431,774
Fair value movements	5,866,277	—
Conversion to ordinary shares	(8,832,858)	(36,252,802)

Balance at 30 June 2022	1,452,950	5,178,972

17.	CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2022	30 June 2021
	$	$

Annual leave	357,029	350,135

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.

18.	NON-CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2022	30 June 2021
	$	$
Long service leave	108,140	85,448
Provision for retirement payment	9,112	3,467

	117,252	88,915

19.	LEASES

The consolidated balance sheet shows the following amount relating to leases:

Right-of-use Assets	Consolidated 30 June 2022 $	Consolidated 30 June 2021 $
Buildings	270,147	268,813

	270,147	268,813

Lease Liabilities	Consolidated 30 June 2022 $	Consolidated 30 June 2021 $
Current	173,377	208,194
Non-current	107,492	80,113

Balance at 30 June 2022	280,869	288,307

Page  |  61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

19.	LEASES (CONTINUED)

The recognised ROU assets are comprised solely of property leases in Germany and France. Movements during the financial year ended 30 June 2022 and 30 June 2021 are as follows:

ROU asset	A$
Initial value of ROU asset recognised as at 1 July 2019	336,090
Less: lease incentives	(12,215)

Net ROU asset recognised under AASB 16 as at 1 July 2019	323,875

Depreciation for the financial year ended 30 June 2020	(126,712)
Foreign exchange differences	4,052

Closing balance of ROU asset as at 30 June 2020	201,215

Closing balance of ROU asset as at 1 July 2020	201,215
Lease addition and modification for the financial year ended 30 June 2021	254,461
Depreciation for the financial year ended 30 June 2021	(181,374)
Foreign exchange differences	(5,489)

Closing balance of ROU asset as at 30 June 2021	268,813

Closing balance of ROU asset as at 1 July 2021	268,813
Lease addition and modification for the financial year ended 30 June 2022	306,667
Lease disposals for the financial year ended 30 June 2022	(74,782)
Depreciation for the financial year ended 30 June 2022	(224,406)
Foreign exchange differences	(6,145)

Closing balance of ROU asset as at 30 June 2022	270,147

For the year ended 30 June 2022 and 30 June 2021, movement of lease liabilities and aging presentation are as follows:

Lease Liabilities Reconciliation	Consolidated	Consolidated
	30 June 2022	30 June 2021
	$	$
Opening Balance	288,307	262,383
Lease additions and modifications	292,126	248,063
Interest charged for the year	10,462	13,382
Disposals	(76,123)	—
Principal paid for the year	(222,536)	(214,378)
Interest expense paid for the year	(9,712)	(13,154)
Foreign exchange adjustments	(1,655)	(7,989)

Closing Balance	280,869	288,307

Maturities of Lease Liabilities

The table below shows the Group’s lease liabilities in relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cashflows.

Lease Liabilities	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cashflows	Carrying amount
	$	$	$	$		$
2022	178,510	108,706	—	—	287,216	280,869

2021	215,005	78,455	—	—	293,460	288,307

Page  |  62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

20.	EQUITY – CONTRIBUTED

			Consolidated
			30 June 2022	30 June 2021
			$	$
Fully paid ordinary shares	20	(a)	357,745,803	303,760,351
Options over ordinary shares – listed			9,661,954	9,661,954

			367,407,757	313,422,305

In November 2019, the shareholders approved a 10 to 1 share consolidation during the FY 2019 Annual General Meeting. Refer to notes 15 and 16 for impact of the 10 to 1 share consolidation to US warrants and convertible notes, respectively.

(a)	Ordinary shares

			30 June 2022		30 June 2021
	Note		No.	$	No.	$
At the beginning of reporting period			748,152,935	303,760,351	487,630,938	233,328,553
Shares issued during the year	20	(b)	102,769,866	53,440,330	149,630,586	43,307,232
Transaction costs relating to share issues			—	(2,386,919)	—	(2,135,000)
Exercise of performance rights—(shares issued during the year)	20	(b)	3,200,000	872,250	5,487,851	1,571,294
Conversion of Convertible Notes (shares issued during the period)	20	(b)	12,117,014	2,059,791	71,131,450	12,092,937
Exercise of warrants (shares issued during the period)	20	(b)	—	—	34,272,110	15,604,694
Transaction costs relating to exercise of warrants			—	—	—	(9,359)

At reporting date			866,239,815	357,745,803	748,152,935	303,760,351

(b)	Shares issued

2022 Details	Number	Issue Price $	Total $
Shares issued under Securities Purchase Plan	13,799,149	0.52	7,175,557
Share placement July 2021	88,970,717	0.52	46,264,773
Performance rights exercised (transfer from share-based payment reserve)	3,200,000	0.27	872,250
Convertible Notes exercised	12,117,014	0.17	2,059,791

	118,086,880		56,372,371

Page  |  63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	EQUITY – CONTRIBUTED (CONTINUED)

2021 Details	Number	Issue Price $	Total $
Share placement November 2020	123,216,687	0.24	29,572,005
Share placement June 2021	26,413,899	0.52	13,735,227
Performance rights exercised (transfer from share-based payment reserve) *	5,487,851	0.29	1,571,294
Convertible Notes exercised	71,131,450	0.17	12,092,937
Exercise of warrants	34,272,110	0.46	15,604,694

	260,521,997		72,576,157

*	All number of shares have been adjusted for the 10 to 1 share consolidation.

(b)	Shares issued (continued)

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held.

The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 32.

Unlisted options

Expiration Date	Exercise Price			Number*
4 August 2025		$0.248		847,600
5 January 2023	US$	0.249	*	2,065,070	*

				2,912,670

*

1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

Page  |  64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	30 June 2022	30 June 2021
	$	$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	5,178,972	10,357,944
Foreign currency translation reserve	252,005	1,174,332
Share-based payments reserve	4,457,636	3,843,045

	29,004,818	34,491,526

Movements in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205
Movements in conversion feature of convertible note reserve
Opening balance	10,357,944	41,431,774
Transfer to accumulated losses on conversion of Convertible Notes	(4,012,560)	(24,075,358)
Transfer to contributed equity on conversion of Convertible Notes	(1,166,412)	(6,998,472)

Ending balance	5,178,972	10,357,944

Movements in foreign currency translation reserve were as follows:
Opening balance	1,174,332	1,754,740
Currency translation differences arising during the year	(922,327)	(580,408)

Ending balance	252,005	1,174,332

Movements in share-based payments reserve were as follows:
Opening balance	3,843,045	3,712,180
Options and performance rights expensed during the year	1,486,841	1,702,159
Exercise of vested performance rights transferred to contributed equity	(872,250)	(1,571,294)

Ending balance	4,457,636	3,843,045

	Consolidated
	30 June 2022	30 June 2021
	$	$
(b) Accumulated losses
Movements in accumulated losses were as follows:
Opening balance	(274,642,220)	(275,706,061)
Net loss for the year	(32,210,826)	(29,902,624)
Conversion of Convertible Notes*	4,517,837	26,415,084
Exercise of warrants	—	4,551,381

Ending balance	(302,335,209)	(274,642,220)

*

The conversion of convertible notes to accumulated losses amounted to $4,517,837 (FY2021: $26,415,084). This amount is comprised of: $4,012,560 (FY2021: $24,075,358) related to the fair value feature of the converted convertible notes and $505,277 (FY2021: $2,339,726) related to the unwinding of the discount (fair value adjustment).

Page  |  65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EQUITY – RESERVES AND RETAINED EARNINGS (CONTINUED)

(i) Conversion feature of convertible note reserve

This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value at the time of issue as required by AASB 2.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(iii) Share-based payments reserve

The share-based payments reserve is used to recognise the grant date fair value of options and performance rights issued to employees and other parties but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 32.

22.	EQUITY - DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

23.	KEY MANAGEMENT PERSONNEL DISCLOSURES

(a)	Directors and key management personnel compensation

	Consolidated
	30 June 2022	30 June 2021
	$	$
Short-term employee benefits	1,341,126	1,399,536
Long-term employee benefits	13,091	9,059
Post-employment benefits	47,611	157,001
Share-based payments	1,110,757	1,278,490

	2,512,585	2,844,086

Further remuneration disclosures are set out in the audited Remuneration Report within the Directors’ Report on pages 17 to 24.

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

There were no options provided as remuneration during the financial year ended 30 June 2022 and 30 June 2021.

Page  |  66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(b) Equity instrument disclosures relating to key management personnel (continued)

(ii) Shareholding

The numbers of shares in the Company held during the financial year by each director of the Company and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2022	Balance at start of the year Number	Received during the year on exercise of performance rights Number	Received during the year on the exercise of options Number	Other changes during the year# Number		Balance at end of the year Number
Ordinary shares
Dr Russell Howard	750,000	250,000	—	—		1,000,000
Mr Pete Meyers	1,774,395	500,000	—	—		2,274,395
Mr Marc Voigt	8,847,445	—	—	—		8,847,445
Mr Grant Chamberlain	1,728,023	450,000	—	(2,178,023	)*	—
Ms Lucy Turnbull	—	—	—	3,284,126	**	3,284,126
Ms Deanne Miller	2,963,892	600,000	—	(796,587)		2,767,305

Dr Frédéric Triebel	6,853,764	900,000	—	—		7,753,764

Total ordinary shares	22,917,519	2,700,000	—	309,516		25,927,035

ADRs
Mr Marc Voigt	45	—	—	—		45

#	Other changes during the year includes on market acquisitions and/or disposals
*	This change during the year represents derecognition due to the cessation of the director’s position
**

This change during the year represents Ms Lucy Turnbull’s shareholding before she became director on 25 February 2022. The shareholding includes 2,981,626 shares held directly and 302,500 shares held indirectly.

(iii) Option holdings

There were no options holdings held and no movements during the financial year ended 30 June 2022.

(iv) Performance rights holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director of the parent entity and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

2022	Balance at start of the year Number	Granted Number	Exercised Number	Other Changes Number		Balance at end of the year Number	Vested and exercisable Number	Unvested Number
Performance rights over ordinary shares
Dr Russell Howard	250,000	339,621	(250,000)	—		339,621	—	339,621
Mr Pete Meyers	1,500,000	—	(500,000)	—		1,000,000	—	1,000,000
Mr Marc Voigt	2,400,000	3,600,000	—	—		6,000,000	1,200,000	4,800,000
Mr Grant Chamberlain	1,350,000	—	(450,000)	(900,000	)*	—	—	—
Ms Deanne Miller	1,200,000	1,800,000	(600,000)	—		2,400,000	—	2,400,000
Dr Frédéric Triebel	1,800,000	2,700,000	(900,000)	—		3,600,000	—	3,600,000

	8,500,000	8,439,621	(2,700,000)	(900,000)		13,339,621	1,200,000	12,139,621

*	The change during the year represents derecognition due to the cessation of the director’s position.

Page  |  67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	REMUNERATION OF AUDITORS

During the year, the following fees were paid or payable for services provided by the auditor of theparent entity, its related practices and non-related audit firms.

	Consolidated
	30 June 2022	30 June 2021
	$	$
PricewaterhouseCoopers Australia
Audit or review of the financial report	561,485	289,202
Other audit and assurance services in relation to regulatory filings overseas	—	—

Total remuneration of PricewaterhouseCoopers Australia	561,485	289,202

25.	CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at 30 June 2022 and 30 June 2021.

26.	COMMITMENTS FOR EXPENDITURE

There were no material commitments for expenditure in existence at 30 June 2022 and 30 June 2021.

27.	RELATED PARTY TRANSACTIONS

Parent entity

Immutep Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 28.

Key management personnel

Disclosures relating to key management personnel are included in the Remuneration Report and note 23.

Transactions with related parties

There is no transaction occurred with related parties for financial year ended 30 June 2022 and financial year ended 30 June 2021.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

Page  |  68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities, and results of the following subsidiaries in accordance with the accounting policy described in note 1:

			Equity holding
	Country of incorporation	Class of Shares	30 June 2022%	30 June 2021%
Immutep USA Inc	USA	Ordinary	100	100
PRR Middle East FZ LLC	UAE	Ordinary	100	100
Immutep GmbH	Germany	Ordinary	100	100
Immutep Australia Pty Ltd	Australia	Ordinary	100	100
Immutep IP Pty Ltd	Australia	Ordinary	100	100
Immutep S.A.S.	France	Ordinary	100	100

29.	EVENTS OCCURRING AFTER THE REPORTING DATE

No matter or circumstance has arisen since 30 June 2022, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

30.	RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	30 June 2022	30 June 2021
	$	$
Loss after income tax expense for the year	(32,210,826)	(29,902,624)
Adjustments for:
Depreciation and amortisation	2,063,462	2,070,116
Share-based payments	1,486,841	1,702,159
Changes in fair value of US investor warrants	(591,070)	8,663,013
Unrealised gain on exchange through the profit and loss	258,296	646,630
Net change in fair value of convertible note liability	324,736	1,171,959
Change in operating assets and liabilities:
(Increase) in current receivables	(2,249,376)	(2,830,539)
(Increase) in other operating assets	(782,505)	(620,024)
Increase in trade and other payables	1,435,459	1,382,362
Increase in employee benefits provision	35,231	76,606

Net cash used in operating activities	(30,229,752)	(17,640,342)

Page  |  69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	EARNINGS PER SHARE

	Consolidated
	30 June 2022	30 June 2021
	$	$
Loss after income tax attributable to the owners of Immutep Limited	(32,210,826)	(29,902,624)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share (EPS)	848,968,068	594,927,440
Weighted average number of ordinary shares used in calculating diluted earnings per share (EPS)	848,968,068	594,927,440
Basic earnings per share	(3.79)	(5.03)
Diluted earnings per share	(3.79)	(5.03)

Information concerning other notes and options issued:

The following table summarises the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	30 June 2022	30 June 2021
	Number	Number
Unlisted options	847,600	847,600
Convertible notes	12,206,768	23,806,883
Non-executive director performance rights	1,339,621	3,100,000
Performance rights	16,769,906	7,563,502
US warrants*	2,065,070	2,065,070

*	1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up.

Page  |  70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	SHARE-BASED PAYMENTS

(a)	Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2018 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests.

As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long-Term Incentives (LTIs) under the EIP. All the performance rights granted under the Executive Incentive Plan (EIP) exercisable into ordinary shares with nil exercise price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was 3.62 years.

Set out below are summarises of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors:

Financial year ended 30 June 2022

Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
3 October 2019	0.260	3,000,000	—	(1,500,000)	—	1,500,000	—
1 November 2019	0.280	2,400,000	—	—	—	2,400,000	1,200,000
2 January 2020	0.260	1,900,000	—	(500,000)	—	1,400,000	450,000
2 October 2020	0.235	263,502	—	—	—	263,502	263,502
1 October 2021	0.550	—	206,404	—	—	206,404	—
26 November 2021	0.490	—	3,600,000	—	—	3,600,000	—
26 November 2021	0.490	—	4,500,000	—	—	4,500,000	—
26 November 2021	0.490	—	2,900,000	—	—	2,900,000	—

		7,563,502	11,206,404	(2,000,000)	—	16,769,906	1,913,502

The weighted average share price on the exercising date during the financial year 2022 is $0.535.

Financial year ended 30 June 2021

Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
28 November 2017	0.230	500,000	—	(500,000)	—	—	—
2 October 2018	0.470	387,560	—	(387,560)	—	—	—
3 October 2019	0.260	4,500,000	—	(1,500,000)	—	3,000,000	—
1 November 2019	0.280	3,600,000	—	(1,200,000)	—	2,400,000	—
2 January 2020	0.260	2,850,000	—	(950,000)	—	1,900,000	—
2 October 2020	0.235	—	263,502	—	—	263,502	—

		11,837,560	263,502	(4,537,560)	—	7,563,502	—

The weighted average share price on the exercising date during the financial year 2021 is $0.235.

The fair value at grant date for short term incentive (STI) and long-term incentives (LTI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Page  |  71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	SHARE-BASED PAYMENTS (CONTINUED)

(a)	Executive Incentive Plan (EIP) (continued)

The model inputs for STI performance rights granted during the year ended 30 June 2022 included:

Grant date	30 June 2022*	26 November 2021*
Share price at grant date	$0.290	$0.490
Expected price volatility of the Company’s shares	75%	105%
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.28%	1.39%

*

Tranches 2 and 3 of performance rights granted during the year ended 30 June 2022 have not met the definition of grant date under AASB 2—Share Based payments. Accordingly, the share based expense recognised was using an estimate of the grant date fair value at 30 June 2022. The value will be re-assessed at each reporting date until grant date has been identified.

The model inputs for STI performance rights granted during the year ended 30 June 2021 included:

Grant date	2 October 2020
Share price at grant date	$0.235
Expected price volatility of the Company’s shares	88%
Expected dividend yield	Nil
Risk-free interest rate	0.12%

There are no outstanding options under EIP at the beginning of the financial year 2022 and no option was granted during the year ended 30 June 2022.

Fair value of options granted

No options were granted during the year ended 30 June 2022 and 30 June 2021.

(b) Performance rights issued to non-executive directors with shareholders’ approval

At the 2021 annual general meeting, shareholders approved the issue of 339,621 performance rights to Russell Howard in lieu of cash for his services as a non-executive director and non-executive Chairman. When exercisable, each performance right is convertible into one ordinary share. All the performance rights issued to non-executive directors are exercisable into ordinary shares with $nil exercising price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 2.43 years.

2022 Grant date	Type of performance right granted	Fair value*	Balance at start of the year Number*	Granted during the year Number	Exercised during the year Number	Changes during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
16 Nov 2018	Director rights	0.390	250,000	—	(250,000)	—	—	—
1 Nov 2019	Director rights	0.280	1,500,000	—	(500,000)	—	1,000,000	—
27 Oct 2020	Director rights	0.255	1,350,000	—	(450,000)	(900,000)*	—	—
1 December 2021	Director rights	0.490	—	339,621	—	—	339,621	—

Total			3,100,000	339,621	(1,200,000)	(900,000)	1,339,621	—

*	The change during the year represents derecognition due to the cessation of the director.

The weighted average share price on the exercising date during the financial year 2022 is $0.523.

Page  |  72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	SHARE-BASED PAYMENTS (CONTINUED)

(b)	Performance rights issued to non-executive directors with shareholders’ approval (continued)

2021 Grant date	Type of performance right granted	Fair value*	Balance at start of the year Number*	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
25 Nov 2016	Director rights	0.380	273,637	—	(273,637)	—	—	—
17 Nov 2017	Director rights	0.210	426,654	—	(426,654)	—	—	—
16 Nov 2018	Director rights	0.390	500,000	—	(250,000)	—	250,000	—
1 Nov 2019	Director rights	0.280	1,500,000	—	—	—	1,500,000	—
27 Oct 2020	Director rights	0.255	—	1,350,000	—	—	1,350,000	—

Total			2,700,291	1,350,000	(950,291)	—	3,100,000	—

The weighted average share price on the exercising date during the financial year 2021 is $0.276.

Fair value of performance rights granted

The fair value at grant date for the performance rights issued to non-executive directors with shareholders’ approval are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for STI performance rights granted during the year ended 30 June 2022 included:

Grant date	30 June 2022*	26 November 2021*
Share price at grant date	$0.290	$0.490
Expected price volatility of the Company’s shares	75%	105%
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.28%	1.39%

*

Tranches 2 and 3 of performance rights granted during the year ended 30 June 2022 have not met the definition of grant date under AASB 2—Share Based payments. Accordingly, the share based expense recognised was using an estimate of the grant date fair value at 30 June 2022. The value will be re-assessed at each reporting date until grant date has been identified.

The model inputs for STI performance rights granted during the year ended 30 June 2021 included:

Grant date	27 October 2020
Share price at grant date	$0.255
Expected price volatility of the Company’s shares	92%
Expected dividend yield	Nil
Risk-free interest rate	0.14%

Page  |  73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	SHARE-BASED PAYMENTS (CONTINUED)

(c)	Options issued to other parties

During the financial year ended 30 June 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC and these are eligible to be exercised. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 3.1 year.

Set out below is a summary of the options granted to both parties:

2021 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
31 Jul 2015	5 Aug 2020	0.235	—	—	—	—	—	—
31 Jul 2015	5 Aug 2025	0.248	847,600	—	—	—	847,600	—
30 Oct 2015	30 Oct 2020	0.568	—	—	—	—	—	—
7 Mar 2016	7 Mar 2021	0.398	—	—	—	—	—	—

Total			847,600	—	—	—	847,600	—

Fair value of options granted

No options were granted during the year ended 30 June 2022 (2021 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated
	30 June 2022	30 June 2021
	$	$
Employee share-based payment expense	1,486,841	1,702,159

	1,486,841	1,702,159

Share-based payment transactions with employees are recognised during the period as a part of corporate and administrative expenses.

Page  |  74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.	PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

	Parent
	30 June 2022	30 June 2021
	$	$
Loss after income tax	(30,284,020)	(29,227,163)

Total comprehensive income	(30,284,020)	(29,227,163)

Statement of financial position

	Parent
	30 June 2022	30 June 2021
	$	$
Total current assets	55,353,360	51,560,979
Total non current assets	42,570,439	25,908,877

Total assets	97,923,799	77,469,856

Total current liabilities	1,296,679	1,309,609
Total non current liabilities	2,654,636	4,314,029

Total liabilities	3,951,315	5,623,638

Equity
- Contributed equity	367,407,757	313,422,305
- Reserves	28,752,813	34,845,815
- Accumulated losses	(302,188,086)	(276,421,902)

Total equity	93,972,484	71,846,218

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 25 for details in relation to contingent liabilities as at 30 June 2022 and 30 June 2021.

Capital commitments—Property, plant, and equipment

The parent entity did not have any capital commitments for property, plant, and equipment at as 30 June 2022 and 30 June 2021.

Page  |  75

DIRECTORS’ DECLARATION

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 29 to 75 are in accordance with the Corporations Act 2001, including:

(i)	complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2022 and of its performance for the financial year ended on that date; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

On behalf of the directors

Dr Russell Howard

Chairman

Immutep Limited

Sydney

31 August 2022

Page  |  76

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED

Independent auditor’s report

To the members of Immutep Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of Immutep Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2007, including:

(a)	giving a true and fair view of the Group’s financial position as at 30 June 2022 and of its financial performance for the year then ended

(b)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

What we have audited

The Group financial report comprises:

•	the consolidated balance sheet as at 30 June 2022

•	the consolidated statement of comprehensive income for the year then ended

•	the consolidated statement of changes in equity for the year then ended

•	the consolidated statement of cash flows for the year then ended

•	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information

•	the directors’ declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +612 8266 0000, F: +612 8266 9999

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +612 9659 2476, F: +612 8266 9999

Liability limited by a scheme approved under Professional Standards Legislation.

Page  |  77

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

The Group is in the biotechnology industry and is involved in research and development activities focused on cancer immunotherapies. The Group’s corporate head office is located in Australia with research activities undertaken predominantly in Australia, France and Germany.

Materiality	Audit scope

•  For the purpose of our audit we used overall Group materiality of $1,610,000, which represents approximately 5% of the Group’s loss before tax.

•  We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole.

•  We chose Group loss before tax because, in our view, it is the benchmark against which the performance of the Group is most commonly measured.

•  We utilised a 5% threshold based on our professional judgement, noting it is within the range of commonly acceptable quantitative loss related thresholds.

•  Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.

•  The accounting processes are predominately performed by a Group finance function at the corporate head office in Sydney.

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Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current perjod. The key audit matter was addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matter to the Audit and Risk Committee.

Key audit matter	How our audit addressed the key audit matter

Grant income

(refer to the consolidated statement of comprehensive income and to notes 1(e)(ii), 3(a) and 4 to the financial report) [A$4.5m]

As described in Notes 1(e)(ii), 3(a) and 4 to the financial report, the Group recognised grant income of $4.5 million for the year ended 30 June 2022. Grant income is earned by the Group from governments in Australia and France related to Australian Research and Development Rebates and France’s Credit d’lmp6t Recherche and is recognised at fair value when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. The Group applies judgement in determining the amount of grant income to recognise based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction

The principal considerations for our determination that performing procedures relating to grant income is a key audit matter are the judgements by the Group when determining the amount of grant income to recognise based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction, which in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to grant income.

Our audit procedures included, among others:

•  Testing the Group’s process for determining the amount of grant income to recognise based on the relevant rules and regulations of the governments in each tax jurisdiction.

•  Comparing the nature and classification of the qualifying expenditure categorisations included in the current year to the prior year

•  Comparing a sample of the qualifying expenditure used to calculate the grant income to the expenditure recorded in the general ledger, and comparing the expenditure to supporting evidence to assess whether it satisfies the qualification criteria.

•  Comparing the supporting calculations of accrued receivables for grant income at year-end to evidence of previously approved grants and to subsequent collections when applicable.

•  Considering the relevant disclosures against the requirements of Australian Accounting Standards.

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Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2022, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

ln connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

lf, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

ln preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.auladmin/file/content102/c3lar| 2O20.pdf. This description forms part of our auditor’s report.

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Report on the remuneration report

Our opinion on the remuneration report

We have audited the-remuneration report included in pages 15 to 24 of the directors’ report for the year ended 30 June2022.

ln our opinion, the remuneration report of lmmutep Limited for the year ended 30 June 2022 complies with section 3004 of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 3004 of the Corporations Act 2001 . Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

/s/ Jason Hayes

Jason Hayes	Sydney
Partner	31 August 2022

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SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 29 August 2022.

There is a total of 866,239,815 ordinary fully paid shares on issue held by 13,429 holders.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number of holders of ordinary shares
1 – 1,000	2,826
1,001 – 5,000	4,605
5,001 – 10,000	1,923
10,001 – 100,000	3,447
100,001 – and over	628

Total	13,429

Holding less than a marketable parcel	1,423

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares held
Top 20 holders of ordinary shares	Number held	% of total shares Issued
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	286,082,880	33.026
NATIONAL NOMINEES LIMITED	87,165,593	10.063
CITICORP NOMINEES PTY LIMITED	48,604,998	5.611
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	26,676,650	3.080
UBS NOMINEES PTY LTD	16,590,359	1.915
BNP PARIBAS NOMS PTY LTD <DRP>	14,299,600	1.651
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	10,209,005	1.179
MARC VOIGT	8,791,695	1.015
FREDERIC TRIEBEL	7,753,764	0.895
BNP PARIBAS NOMINEES PTY LTD ACF CLEARSTREAM	7,164,814	0.827
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	5,397,365	0.623
SANDHURST TRUSTEES LTD <ENDEAVOR ASSET MGMT MDA A/C>	5,254,304	0.607
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	4,866,819	0.562
BRISPOT NOMINEES PTY LTD <HOUSE HEAD NOMINEE A/C>	3,804,292	0.439
SISTERS PALM BEACH PTY LTD <THE SISTERS A/C>	3,800,000	0.439
MACENROCK PTY LTD <MACENROCK S/F A/C>	3,622,897	0.418
HB BIOTECHNOLOGY LTD	3,236,122	0.374
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECA	3,080,656	0.356
LUCY TURNBULL	2,981,626	0.344
DEANNE MILLER	2,667,305	0.308

Total	552,050,744	63.732

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SHAREHOLDER INFORMATION (CONTINUED)

Unquoted equity securities	Number on issue		Number of holders
Options and warrants	847,600		1
Warrants over NASDAQ listed American Depository Shares	2,065,070	*	1
Performance Rights	19,009,527		9
Convertible Notes	1,718,854		1

Unquoted equity securities

*	1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up.

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Substantial holders

Substantial holders in the company are set out below:

	Ordinary shares held
Substantial holder	Number held	% of total shares held	Date of Notice
The Bank of New York Mellon Corporation (BNYM)	241,093,169	27.83%	8 April 2022
FIL Limited	63,312,462	7.41%	16 November 2021

*

BNYM has a relevant Interest In 241,093,169 securities as depositary for Immutep Limited ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYMC Group’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated 29 April 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the Corporations Act in relation to the acquisition of, or increase In, voting power in securities held by BNYM as depositary under the ADR program.

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

No voting rights.

Performance rights

No voting rights.

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